Exhibit 2.1

INTEREST PURCHASE AGREEMENT

by and among

CORE FINANCIAL HOLDINGS, LLC

CORE BUSINESS CREDIT, LLC

AND

NEWSTAR FINANCIAL, INC.

Dated as of November 1, 2010

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibit A	Escrow Agreement

Annex A	Loans
Annex B	Indebtedness and Transaction Expenses
Annex C	Purchase Price
Annex D	Form of Certificate

-iv-

INTEREST PURCHASE AGREEMENT

INTEREST PURCHASE AGREEMENT (hereinafter called this “Agreement”), dated as of November 1, 2010, by and among Core Financial Holdings, LLC, a Delaware limited liability company (the “Parent”), Core Business Credit, LLC, a Delaware limited liability company (the “Company”), and NewStar Financial, Inc., a Delaware corporation (“Buyer”). Capitalized terms used in this Agreement without definition shall have the meaning given to such terms in Article I hereof. Each of the Parent, the Company, and Buyer are referred to herein as a “Party” and together the “Parties.”

RECITALS

WHEREAS, the Company and its Subsidiaries engage in the business of originating and servicing asset-based loans (the “Company Business”) and hold the outstanding loans and commitments (each a “Loan” and collectively, the “Loans”) detailed on Annex A attached hereto;

WHEREAS, Parent owns of record and beneficially all of the outstanding membership interests of the Company (the “Purchased Interests”), and Parent desires to sell to Buyer, and Buyer desires to acquire the Purchased Interests from Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a result of its acquisition of the Purchased Interests, Buyer will, directly or indirectly, acquire 100% of the outstanding equity interests in the Company and its Subsidiaries (collectively, the “Acquired Companies”); and

WHEREAS, the Parent, the Company and Buyer desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the above premises and the mutual representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“ACAS” means American Capital, Ltd., a Delaware corporation.

“ACAS Purchase Agreement” means the Amended and Restated Note and Equity Purchase Agreement, dated February 6, 2009 among ACAS, the Company, the Parent and the purchasers named therein, as amended to date.

“Adjusted Indebtedness” means an amount equal to the total Indebtedness less the DZ Amounts and the other amounts assumed by Buyer and specifically identified on Annex B.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, for purposes of this Agreement, no portfolio company of ACAS shall be considered to be an Affiliate of the Acquired Companies.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, in each case as amended, and all other federal, state, provincial and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other applicable competition, merger control, antitrust or similar Laws.

“Available Consideration” means an amount equal to the Purchase Price less Adjusted Indebtedness, and less Transaction Expenses and (without duplication) other obligations of the Acquired Companies paid or payable pursuant to Section 2.2(a) and set forth on Annex B.

“BMO Engagement Letter” means that certain Engagement Agreement between the Parent and BMO Capital Markets referred to in Section 3.21 of the Company Disclosure Schedule.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Buyer Disclosure Schedule” means the disclosure schedules of Buyer attached to this Agreement and incorporated by reference herein.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Documents.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedules of the Acquired Companies attached to this Agreement and incorporated by reference herein.

“Company Material Adverse Effect” means a material adverse effect on (i) the Company Business, the assets, results of operations or financial condition of the Acquired Companies, taken individually or as a whole or (ii) the ability of the Acquired Companies to consummate the transactions contemplated by the Transaction Documents; provided, however, that such effect arising out of or relating to any change or development (a) in interest or foreign exchange rates or that is generally applicable to the industries and markets in which the Acquired Companies operate, (b) generally applicable to the United States, (c) generally applicable to financial, banking or securities markets or general economic conditions as a whole, (d) relating to any change in Law, in GAAP or in any interpretation thereof, (e) relating to or caused by Buyer or any of its Affiliates (determined immediately prior to the Closing) or otherwise not directly relating to the Acquired Companies, (f) arising from any action or inaction permitted pursuant to the terms of this Agreement or any other Transaction Document or otherwise, directly or indirectly, approved by, or, directly or indirectly, requested by, Buyer or (g) set forth in the Company Disclosure Schedule, in any such case shall not constitute a “Company Material Adverse Effect.”.

“Company Subordinated Indebtedness” means all obligations of the Acquired Companies with respect to the payment of principal, interest and fees outstanding to ACAS under the ACAS Purchase Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of March 3, 2010, between Buyer and the Parent.

“Consent” means any approval, consent, license, permit, exemption or other authorization (including any Governmental Authorization).

“Contract” means any legally binding contract, lease or other property agreement, license, indenture, note, bond, agreement, permit, concession, franchise, commitment, purchase order, mortgage, partnership or joint venture agreement, instrument or other legally binding agreement.

“Disclosure Schedule” means the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be.

“DZ Amounts” means an amount equal to the aggregate of all the amounts advanced to the Acquired Companies (other than the amounts advanced with respect to the NECCO Loan), plus any accrued and unpaid fees under the DZ Facility with respect to Eligible Loans (as defined in the DZ Facility) in the DZ Facility as of the close of business on the Business Day prior to Closing.

“DZ Facility” means the Amended and Restated Revolving Credit Agreement dated September 11, 2009 among the Company, the Parent, Core Business Funding, LLC, Autobahn Funding Company LLC, DZ Bank AG Deutsche Zentral-Genossenschaftsbank Frankfurt AM Main, Lyon Financial Services, Inc., and US Bank National Association, as amended to date, and all other agreements between the parties related to the subject matter thereof.

“Encumbrance” means any mortgage, deed of trust, hypothecation, pledge, lien (statutory or otherwise), security interest, charge or encumbrance of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.

“Environmental Laws” means all applicable Laws, as in force or effect on or prior to the Closing Date, relating to (i) the release of Hazardous Substances, (ii) record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, (iii) the use, processing, distribution, release, treatment, storage, disposal, handling, manufacturing, transportation or shipment of Hazardous Substances, (iv) the regulation of storage tanks, or (v) otherwise relating to pollution, protection or restoration of the environment.

“Escrow Account” means the account designated by the Escrow Agent into which the payment required by Section 2.2(b) shall be made and any succeeding account in which the Escrow Amount shall be held by the Escrow Agent.

“Escrow Agent” means PNC Bank, N.A., as escrow agent under the Escrow Agreement, or any successor Person appointed in accordance with the terms of the Escrow Agreement.

“Escrow Agreement” means an escrow agreement to be executed as of the Closing by and among Buyer, the Parent and the Escrow Agent providing for the holding and disbursement of funds from the Escrow Account in accordance with the terms hereof and substantially in the form attached as Exhibit A hereto.

“Escrow Amount” means an amount equal to 5% of the Purchase Price.

“Expenses” includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

“Fee Agreement” means that certain Management Fee Agreement, dated as of February 6, 2009, among the Parent, the Company, Velocity Venture Holdings, LLC, Velocity Financial Group, Inc., Oceana Media Finance, LLC and American Capital Financial Services, Inc., relating to the provision of investment banking services.

“GAAP” means United States generally accepted accounting principles and practices as in effect at an applicable time, applied consistently throughout the periods involved.

“Governmental Body” means the United States, or any state, county, city, territory, possession or any political subdivision, courts, departments, commissions, boards, bureaus, agencies or other instrumentalities of any of the foregoing.

“Governmental Authorization” means any approval, consent, license, exemption, permit or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means with respect to the Acquired Companies (i) all indebtedness for borrowed money, including obligations owed to Parent (ii) in respect of any of the foregoing obligations, any accrued and unpaid interest on and any prepayment premiums, penalties or similar contractual charges in respect of any Indebtedness repaid at the Closing or that are triggered by the Closing, (iii) Company Subordinated Indebtedness, (iv) the DZ Amounts, (v) all obligations of the Acquired Companies for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business, (vi) all obligations of the Acquired Companies evidenced by notes, bonds, debentures, derivatives, swaps, interest rate protection agreements or other similar instruments, (vii) all obligations of the Acquired

Companies as lessee under leases that have been or should have been, in accordance with GAAP, recorded as capital leases, (viii) all obligations, contingent or otherwise, of the Acquired Companies under acceptance, letter of credit or similar facilities, (ix) without duplication, all guarantees, whether guaranteed directly or indirectly, with respect to liabilities of a type described in any of clauses (i) through (viii) above, and (x) without duplication, any liabilities of a type described in any of clauses (i) through (viii) above secured by (or for which the holder of such liability has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, contract rights and accounts) owned by an Acquired Company even though such Acquired Company has not assumed or become liable for the payment of such liability.

“Intellectual Property” means all of the following: (i) patents; (ii) trademarks, service marks, trade dress, trade names, corporate names, together with all goodwill associated with the foregoing; (iii) Internet domain names; (iv) copyrights, including copyrights in computer software; (v) registrations and applications for any of the foregoing; (vi) trade secrets; and (vii) all other intellectual property and proprietary rights.

“Judgment” means any judgment, decision, order, decree, writ, injunction or ruling entered or issued by any Governmental Body.

“Knowledge” means the actual knowledge of Michael Haddad and Paul Martin, as well as any other knowledge which such individuals would have possessed had they made a commercially reasonable inquiry with respect to the matter in question.

“Laws” means any law, statute, rule or regulation of the United States, any State or any political subdivision of any state or province.

“Management Bonus Plan” means that certain bonus plan among Parent and certain senior executives of Parent.

“NECCO Cash” means the amount of cash received by the Acquired Companies with respect to the assignment to ACAS of the NECCO Loan.

“NECCO Loan” means the loan amounts outstanding and funded through the DZ Facility by the Acquired Companies to the New England Confectionary Company, Inc. as of the time of the assignment of such loan to ACAS as set forth in the Assignment and Acceptance Agreement dated as of November 1, 2010 among the New England Confectionary Company, Inc., the Company, Core Business Funding, LLC, ACAS and Necco Holdings, Inc.

“Parent Consideration” means an amount equal to the Available Consideration less the Escrow Amount.

“Parent Material Adverse Effect” means a material adverse effect on the ability of the Parent to consummate the transactions contemplated by the Transaction Documents and perform its obligations thereunder.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable, and Encumbrances for current Taxes and other charges and assessments of any Governmental Body that may thereafter be paid without penalty or that are being contested in good faith through appropriate proceedings and with respect to which specific adequate reserves have been established on the Acquired Companies’ financial statements or provided that they are being paid by Parent, (ii) Encumbrances of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Encumbrances arising in the ordinary course of business, (iii) other Encumbrances or imperfections of title to or on real or personal property that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection, (iv) all Encumbrances and other similar restrictions of record identified in any title reports obtained by or made available to Buyer, (v) all local and other Laws, including building and zoning Laws, now or hereafter in effect relating to or affecting any real property, (vi) any Encumbrances created under any of the documents governing the Indebtedness to be repaid at Closing pursuant to the terms hereof, (vii) Encumbrances to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts and (viii) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature.

“Person” means an individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, unincorporated organization, association, organization or other entity or form of business enterprise or Governmental Body.

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Purchase Price” means (i) ninety (90) percent of the outstanding principal balance of the Loans plus (ii) ninety (90) percent of (A) any accrued but unpaid interest on the Loans, (B) any accrued and unpaid fees on the unused commitments, and (C) any accrued or unpaid collateral management fees, each of (i) and (ii) as set forth on Annex A as of the close of business on the Business Day before Closing, plus (iii) one hundred (100) percent of restricted and unrestricted cash of the Acquired Companies (other than NECCO Cash) minus (iv) the DZ Amounts.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“SEC” means the United States Securities and Exchange Commission, or any successor organization.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” or “Taxes” any federal, state, local, foreign income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, real or personal property, capital stock, license, payroll, wage or other withholding, employment, unemployment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes, fees, charges, duties, escheat to any taxing authority, or levies of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person.

“Tax Return” means any return, declaration, report, information report, claim for refund or filing with respect to Taxes, including any schedules or attachments thereto and including any amendment thereof.

“Transaction” means, collectively, the transactions contemplated by this Agreement.

“Transaction Documents” means, collectively, this Agreement, and each other agreement entered into in connection with the Transaction.

“Transaction Expenses” means (i) the third party fees and expenses whenever incurred by or on behalf of the Acquired Companies, the Parent or any affiliate of the Parent in connection with the drafting, negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transaction and other transactions contemplated herein and therein, including amounts paid or payable pursuant to the BMO Engagement Letter (but, for the avoidance of doubt, not to include any fees and expenses incurred by or on behalf of Buyer or any of its Affiliates (as determined immediately prior to the Closing)), (ii) any closing or other transaction fees paid or payable under the Fee Agreement as a result of the Transaction, (iii) amounts payable under the Management Bonus Plan in connection with the Transaction and (iv) all required fees and expenses, including prepayment and termination fees, associated with the termination of the WFF Facility pursuant to Section 7.2(l).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“WFF Facility” means the Loan and Security Agreement dated October 16, 2008 among the Company, Core Business Lending, LLC, Wells Fargo Foothill, LLC and the lenders party thereto, as amended to date, and all other agreements between the parties related to the subject matter thereof.

Section 1.2 Index of Certain Other Definitions. The following capitalized terms used in this Agreement have the meanings located in the corresponding section below.

Term	Section
Acquired Companies	Recitals
Agreement	Introduction
Allocation Statement	Section 2.3
Annual Financial Statements	Section 3.7(a)
Buyer	Introduction
Buyer Indemnified Party	Section 9.2
Buyer Transaction Documents	Section 5.2(a)
Claimed Amount	Section 9.1
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Introduction
Company Benefit Agreement	Section 3.16(d)
Company Business	Recitals
Company Transaction Documents	Section 3.2(a)
Company Units	Section 3.4(a)
Contested Amount	Section 9.9(a)
Continuing Employee	Section 6.5
Covered Persons	Section 6.1(a)
Damages	Section 9.2
Deductible	Section 9.6(b)
DZ Fee Agreement	Section 6.10
Employee Benefit Plans	Section 3.16(a)
Escrow Distribution Date	Section 9.11(b)
ERISA	Section 3.16(b)
Final Purchase Price	Section 2.4(b)
Financial Statements	Section 3.7
Hazardous Substance	Section 3.17
Indemnified Party	Section 9.4
Indemnifying Party	Section 9.4
Indemnification Claim	Section 9.9(a)
Indemnification Tax Benefit	Section 9.7(c)
Indemnity Expiration Date	Section 9.1
Information	Section 6.7
Inter-Party Claim	Section 9.7(b)
Interim Balance Sheet	Section 3.7
Interim Financial Statements	Section 3.7
IRS	Section 3.16(a)
Leased Real Property	Section 3.9(a)
Loan(s)	Recitals
Material Contracts	Section 3.10(a)
Parent	Recitals
Parent Indemnified Party	Section 9.3

Term	Section
Parent Transaction Documents	Section 4.2(a)
Party	Introduction
Preliminary Closing Purchase Price	Section 2.4(a)
Preliminary Purchase Price	Section 2.4(a)
Proceeding	Section 3.6
Projections	Section 5.10
Purchased Interests	Recitals
Real Property Leases	Section 3.9(a)
Reserve Amount	Section 9.11(b)
Response Notice	Section 9.9(a)
Selected Accountants	Section 2.4(c)
Settlement Agreement	Section 3.6
Tax Claim(s)	Section 9.2(f)
Third Party Claim	Section 9.5(a)

Section 1.3 Other Definitional and Interpretive Matters.

(a) Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (i) any noun or pronoun shall be deemed to include the plural and the singular, (ii) the use of masculine pronouns shall include the feminine and neuter, (iii) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation,” (iv) all references to Sections refer to the Sections of this Agreement, all references to Disclosure Schedules refer to the Disclosure Schedules attached to or delivered with this Agreement, as appropriate, and all references to Exhibits and Annexes refer to the Exhibits and Annexes attached to this Agreement, each of which is made a part of this Agreement for all purposes, (v) each reference to “herein” means a reference to “in this Agreement,” (vi) each reference to “$” or “dollars” shall be to United States dollars, (vii) each reference to “days” shall be to calendar days, (viii) each reference to any contract or agreement shall be to such contract or agreement as amended, supplemented, waived or otherwise modified from time to time and (ix) accounting terms which are not otherwise defined in this Agreement shall have the meanings given to them under GAAP; provided, however, that to the extent that a definition of a term in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any Party hereto irrespective of which Party caused such provisions to be drafted. Each of the Parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of the Transaction Documents.

(c) Unless otherwise expressly provided herein, the measure of a period of one month or one year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, however, that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18th is March 18th, and one month following March 31 is May 1.

ARTICLE II

THE TRANSACTION; CONSIDERATION

Section 2.1 The Interest Purchase.

(a) On the terms and subject to the conditions of this Agreement, at the Closing (as defined below), the Parent shall sell, transfer and deliver or cause to be sold, transferred and delivered to Buyer, and Buyer shall purchase from the Parent, all of the Purchased Interests.

(b) The closing for the Transaction (the “Closing”) shall take place at the offices of ACAS, 2 Bethesda Metro Center, Bethesda, MD 20814, at 10:00 a.m. (Eastern Time) on the second Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the transactions contemplated by this Agreement (other than the conditions with respect to actions the respective Parties will take at the Closing itself, but subject to their satisfaction or waiver), or at such other place or on such other date or time or at such other place or by such other means as is mutually agreed to by Buyer and the Parent (the actual date of the Closing, the “Closing Date”).

Section 2.2 Payment and Distribution of Consideration. At the Closing, the Purchase Price shall be payable by Buyer by wire transfers in immediately available funds as follows:

(a) An amount equal to the sum of the Adjusted Indebtedness and Transaction Expenses of the Acquired Companies (to the extent not paid by Parent prior to the Closing) set forth on Annex B shall be paid at Closing to the parties identified in Annex B and in the amounts set forth thereon, which annex shall be delivered by the Company to Buyer at least two (2) Business Days prior to the Closing Date along with instructions and wiring information for each party receiving payments pursuant to this Section 2.2(a).

(b) An amount equal to the Escrow Amount shall be paid to the Escrow Agent, for the benefit of the Parent by wire transfer of immediately available funds to the account designated by the Escrow Agent, in cash to be held and disbursed by Escrow Agent in accordance with the terms of this Agreement; and

(c) An amount equal to the Parent Consideration shall be paid to Parent, by wire transfer of immediately available funds, to an account specified in writing by the Parent not less than two (2) Business Days prior to Closing.

Section 2.3 Purchase Price Allocation. Within sixty (60) days after the Closing Date, the Buyer shall prepare an allocation of the Purchase Price among the assets of the Acquired Companies in accordance with Code Section 1060 (the “Allocation Statement”). Within thirty (30) days after the receipt of such Allocation Statement, Parent will propose to Buyer in writing any reasonable changes to such Allocation Statement together with reasonable documentation supporting such changes (and in the event no such changes are proposed in writing to Buyer within such time period, Parent will be deemed to have agreed to, and accepted the Allocation Statement). Buyer and Parent will attempt in good faith to resolve any differences with respect to the Allocation Statement, in accordance with the requirements of Code Section 1060, within fifteen (15) days after Buyer’s receipt of a timely written notice of objection from Parent. If Buyer and Parent are unable to resolve such differences within such time period, then any remaining disputed matters will be submitted to the Selected Accountants for resolution, in accordance with the requirements of Code Section 1060. Promptly, but not later than fifteen (15) days after such matters are submitted to it for resolution hereunder, the Selected Accountants will determine those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of the purchase price, which report shall be conclusive and binding upon the parties. The fees and expenses of the Selected Accountants in respect of such report shall be paid one-half by Buyer and one-half by Parent. The Allocation Statement, as finalized, shall be binding on the parties and Buyer and Parent shall report, act, and file Tax returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Allocation Statement. The Parties shall timely and properly prepare, execute, file, and deliver all such documents, forms, and other information as may be reasonably needed in preparing such allocation. Following the Closing, the Parties shall not take any position that is inconsistent with such Allocation Statement unless required to do so under applicable Law.

Section 2.4 Purchase Price Adjustment.

(a) No later than two (2) Business Days prior to Closing, Parent shall deliver to Buyer a notice setting forth Parent’s good faith estimate of the Purchase Price as of the close of business on the day before the Closing Date (the “Preliminary Purchase Price”), together with a schedule setting forth in reasonable detail the calculations supporting Parent’s computation thereof and reflecting each of the components to be included in the calculation of the Purchase Price, which calculation shall be the Purchase Price for the purposes of the Closing. Not later than thirty (30) days after the Closing Date, the Buyer shall prepare and deliver to Parent its calculation of the Purchase Price as of the close of business on the date immediately prior to the Closing Date (the “Preliminary Closing Purchase Price”), together with a schedule setting forth in reasonable detail the calculations supporting Buyer’s computation thereof and reflecting each of the components to be included in the calculation of the Purchase Price. The Preliminary Closing Purchase Price shall be calculated on a basis consistent with the definition of Purchase Price hereof. A sample calculation of Preliminary Closing Purchase Price is set forth in Annex C hereto. The Buyer shall make available to the Parent and its auditors all records and work papers used in preparation of the Preliminary Closing Purchase Price.

(b) If, within thirty (30) days following receipt of the Preliminary Closing Purchase Price, the Parent does not dispute Buyer’s calculation of the Purchase Price as of the close of business on the day before the Closing Date, such calculation of the Purchase Price shall be final (the “Final Purchase Price”).

(c) In the event Parent has any dispute with regard to the Preliminary Closing Purchase Price, Parent shall have thirty (30) days after delivery of the Preliminary Closing Purchase Price to so notify the Buyer in writing. Parent shall accompany such notification with a schedule setting forth in reasonable detail the calculations and basis supporting Parent’s grounds for its dispute with regard to the Preliminary Closing Purchase Price. If Parent disputes any of the calculations in the Preliminary Closing Purchase Price, Buyer and the Parent shall use commercially reasonable efforts to reconcile such disputes and reach agreement on a Final Closing Purchase Price. In the event the Buyer and the Parent are unable to reach agreement on a Final Closing Purchase Price within thirty (30) days after delivery thereof, then such parties shall submit the remaining issues in dispute to a nationally-recognized accounting firm mutually agreeable to such parties (the “Selected Accountants”), which firm shall resolve such dispute within thirty (30) days following its selection. The Buyer and the Parent shall cooperate with the Selected Accountants in all respects, including providing the Selected Accountants with all work papers and back-up materials used in preparation and review of their calculations of Preliminary Closing Purchase Price and Preliminary Purchase Price. The determination of the Final Closing Purchase Price by the Selected Accountants shall be final, binding and conclusive upon the parties hereto, provided however, that in no event will the Final Purchase Price determined by the Selected Accountants be greater than the highest value provided by either of the Parties or lower than the lowest value provided by either of the Parties. The Party whose calculation was furthest from the Final Closing Purchase Price as determined by the Selected Accountants shall pay the fees, expenses and costs of the Selected Accountants.

(d) If the Final Closing Purchase Price is greater than the Preliminary Purchase Price, the Buyer shall pay Parent, as an adjustment to the Purchase Price, the amount of such excess. All payments made pursuant to this Section 2.4(d) shall be made to the Parent by wire transfer of immediately available funds within two (2) Business Days after the Final Purchase Price has been finally determined.

(e) If the Preliminary Purchase Price is greater than the Final Purchase Price, the Parent shall pay Buyer, as an adjustment to the Purchase Price, the amount of such excess. All payments made pursuant to this Section 2.4(e) shall be made to the Buyer by wire transfer of immediately available funds within two (2) Business Days after the Final Purchase Price has been finally determined.

Section 2.5 Withholding. Buyer shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as Buyer reasonably determines, after consultation with its counsel, that it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial, or foreign Tax law. Buyer shall notify Parent at least ten (10) days prior to either the Closing Date or the date that there will be a distribution from the Escrow Account of the making of any payment with respect to which Buyer determines that it is required to withhold. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person entitled to receipt of the payment in respect of which such deduction and withholding was made by Buyer. Any such withholding shall be paid by Buyer to the appropriate authorities on a timely basis.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE COMPANY

Subject to the exceptions set forth in a numbered section of the Company Disclosure Schedule referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Article III to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by the Company and Parent under this Article III), the Company and Parent, jointly and severally, represent and warrant to Buyer as follows:

Section 3.1 Organization and Good Standing. Each of the Acquired Companies are duly organized, validly existing and in good standing under the Laws of the state of Delaware, and have all necessary limited liability company power and authority to carry on their respective business as presently conducted, and to own and lease the assets and properties which it owns and leases. Each of the Acquired Companies are duly qualified and are in good standing in each jurisdiction in which its ownership or leasing of assets or properties or the nature of its activities requires such qualification, except in those jurisdictions where the failure to be so qualified would not, individually, or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Each jurisdiction in which an Acquired Company is qualified or otherwise authorized to transact business is listed on Section 3.1 of the Company Disclosure Schedule. Each of the Acquired Companies has made available to Buyer correct and complete copies of their respective certificates of formation and limited liability company agreements, as amended to date. None of the Acquired Companies is currently in default under or in violation of any provision of its certificate of formation or limited liability company agreement. Each of the Acquired Companies has at all times operated in material compliance with all provisions of its certificate of formation and limited liability company operating agreement.

Section 3.2 Power and Authorization; Enforceability.

(a) The Company has all requisite right, power, and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party (collectively, the “Company Transaction Documents”), to perform its obligations hereunder and thereunder, and to carry out the transactions contemplated hereby and thereby. All necessary limited liability company action has been taken by the Company to authorize the execution, delivery and performance by the Company of this Agreement and each other Company Transaction Document. The Company has (or by the Closing will have) duly executed and delivered this Agreement and each other Company Transaction Document.

(b) This Agreement and each other Company Transaction Document, when duly executed and delivered at Closing by the Company will be, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its respective terms, except as enforceability of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

Section 3.3 No Conflicts.

(a) Provided that the Consents set forth on Section 3.3(b) of the Company Disclosure Schedule are obtained prior to the Closing Date, neither the execution, delivery and performance of this Agreement and the other Company Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (with or without the passage of time or the giving of notice, or both):

(i) contravene, conflict with or result in a violation or breach of, constitute a default under, or give a right to terminate or cancel under, (A) the certificate of formation or limited liability company operating agreement of the Acquired Companies or (B) any (1) Judgments or (2) Laws, in each case, binding upon or applicable to the Acquired Companies or by which it or any of its respective properties or assets are bound;

(ii) contravene, conflict with, result in a violation or breach of, constitute a default under, or give a right to terminate or cancel or accelerate any obligation under, or result in the imposition of any fee or payment pursuant to, any of the terms or conditions of any material Contract to which the Acquired Companies are a party or by which it or any of its properties or assets are bound;

(iii) result in the creation or imposition of any Encumbrance upon any of the assets of the Acquired Companies; or

(iv) cause a loss or adverse modification of any material Governmental Authorization currently used or held by the Acquired Companies.

(b) Section 3.3(b) of the Company Disclosure Schedule contains a complete and accurate list of each material Consent, registration, notification, filing or declaration of or with, any Governmental Body or other Person required to be given or made by the Acquired Companies in connection with the execution, delivery and performance of this Agreement and the other Company Transaction Documents.

Section 3.4 Capitalization.

(a) The authorized, issued and outstanding membership interests of the Company are fully and accurately set forth in Section 3.4(a) of the Company Disclosure Schedule (the “Company Units”). The Company is a wholly-owned subsidiary of Parent, and all of the outstanding Company Units are held of record and beneficially by Parent. The Company has not granted any preemptive rights, rights of first refusal or other similar rights with respect to any of the membership interests of the Company and there are no offers, options, warrants, rights, agreements or commitments of any kind relating to the issuance, conversion, registration, voting, sale or transfer of membership interests of the Company or obligating the Company to purchase or redeem any of such membership interests or declare any dividends. The Company Units constitute all of the issued and outstanding shares of capital stock or other equity interests of the Company, and all of such units have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. All of the Company Units are included in the Purchased Interests.

(b) The name, entity type, jurisdiction of formation, and a list of the authorized, issued and outstanding capital stock and other equity interests of each Subsidiary of the Company are fully and accurately set forth in Section 3.4(b) of the Company Disclosure

Schedule. Neither the Company nor any of its Subsidiaries has granted any currently effective preemptive rights, rights of first refusal or other similar rights with respect to any of such equity securities of any such Subsidiary and, other than as set forth in Section 3.4(b) of the Company Disclosure Schedule, there are no offers, options, warrants, rights, agreements or commitments of any kind relating to the issuance, conversion, registration, voting, sale or transfer of equity securities of any such Subsidiary or obligating the Company or any of its Subsidiaries to purchase or redeem or declare any dividends on any of such equity securities. All of the issued and outstanding equity securities of each of the Company’s Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable.

Section 3.5 Compliance with Laws. The Acquired Companies are, and to the Knowledge of the Acquired Companies, the Acquired Companies have been, since their inception, in material compliance with all applicable Laws and Governmental Authorizations. None of the Acquired Companies has received any written notice, order or other communication from any Governmental Body of, nor does any Acquired Company have Knowledge of, any alleged, actual or potential liability or violation of or failure to comply with any applicable Laws in any material respect. Notwithstanding anything contained in this Section 3.5, no representation or warranty shall be deemed to be made in this Section 3.5 in respect of environmental matters (which are addressed exclusively in Section 3.17), employee benefits matters (which are addressed exclusively in Section 3.16), labor matters (which are addressed exclusively in Section 3.15), tax matters (which are addressed exclusively in Section 3.18) or intellectual property matters (which are addressed exclusively in Section 3.14).

Section 3.6 Litigation. Except as set forth on Section 3.6 of the Company Disclosure Schedule, there are no claims, actions, suits, inquiries, investigations or proceedings (each, a “Proceeding”) currently pending or, to the Knowledge of the Acquired Companies, threatened against any of the Acquired Companies which involve the Acquired Companies, its businesses, properties or assets, or the Loans. There are not any unsatisfied Judgments against the Acquired Companies or any of their respective businesses, properties or assets, or the Loans. There is no Proceeding pending, or to the Knowledge of the Acquired Companies, threatened against the Parent or the Acquired Companies which questions the validity of this Agreement or any other Transaction Document or the right of the Company to enter into this Agreement or any other Transaction Document, or which would prevent or delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, and to the Knowledge of the Company, there are no facts or circumstances that would provide a basis for any such Proceeding. The Company has provided Buyer with a copy of the Confidential Settlement Agreement dated October 24, 2008 by and between the Company, Milton S. Iskra, Michael Haddad and Monroe Capital LLC (the “Settlement Agreement”). The Company has, and to the Company’s Knowledge each of the other parties thereto has, complied with all of the terms of the Settlement Agreement, and the Settlement Agreement is the complete agreement pertaining to the subject matter thereto.

Section 3.7 Financial Statements. Attached as Section 3.7 of the Company Disclosure Schedule are true and complete copies of: (i) the audited financial statements (balance sheet, income statement and statement of cash flows) of the Company and its Subsidiaries as of and for the period beginning February 6, 2009 and ended December 31, 2009 (collectively, the “Annual Financial Statements”) and (ii) the unaudited balance sheet of the Company and its

Subsidiaries as of September 30, 2010 (the “Interim Balance Sheet”), and the related income statement for the nine-month period ended September 30, 2010 (together with the Interim Balance Sheet, the “Interim Financial Statements”, and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (including the notes thereto, if any) fairly present in all material respects the financial condition, cash flows, and the results of operations of the Company and its Subsidiaries, as applicable, as of the dates thereof, and for the periods covered thereby, have been prepared in accordance with GAAP (subject, in the case of the Interim Financial Statements, to the absence of footnote disclosure and other presentation items and changes resulting from year-end adjustments).

Section 3.8 Absence of Certain Changes and Events. Since the date of the Interim Balance Sheet, the Acquired Companies have conducted their businesses in the ordinary course in all material respects and, except as expressly contemplated by this Agreement or any other Transaction Document, there has not been any:

(i) event, condition, occurrence, contingency or development that individually, or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(ii)(A) adoption, material amendment or material modification of an Employee Benefit Plan, (B) grant of severance or termination pay to any director or employee of the Acquired Companies, (C) material increase in the compensation of, or payment of any bonus to, any director or employee of the Acquired Companies or (D) material change with respect to the compensation or other benefits payable to any director or employee of the Acquired Companies except, in each of (A) through (D), as required by the terms of such plan or agreement or by applicable Law;

(iii) sale, assignment, transfer, hypothecation, conveyance, lease, or other disposition or acquisition of any material asset or property of the Acquired Companies, except in the ordinary course of business (including the sale of loans, lease receivables and other assets pursuant to sale agreements between Parent and the Acquired Companies in connection with its financing arrangements), or mortgage, pledge, or imposition of any material Encumbrance on any material asset or property of the Acquired Companies, except for Permitted Encumbrances in the ordinary course of business (including the pledge of assets pursuant to its debt financing arrangements);

(iv) failure to pay when due any material liabilities arising out of the operations of the businesses of the Acquired Companies;

(v) no material loss, destruction or damage to any property or assets of any Acquired Company, whether or not insured;

(vi) no waiver of any valuable right of any Acquired Company or cancellation of any debt or claim held by any Acquired Company;

(vii) loan made by any Acquired Company to any officer, director, employee or member of any Acquired Company; or

(viii) agreement by the Acquired Companies to do any of the foregoing.

Section 3.9 Real Property.

(a) Leased Real Property. Section 3.9 of the Company Disclosure Schedule describes each interest in real property currently used, leased or otherwise occupied by the Acquired Companies (“Leased Real Property”) and the Contracts pursuant to which the Acquired Companies lease such real property (“Real Property Leases”). The Acquired Companies own all right, title and interest in and have valid leasehold interests in all leasehold estates set forth opposite their names in Section 3.9 of the Company Disclosure Schedule, in each case free and clear of all Encumbrances (except for Permitted Encumbrances). To the Knowledge of the Company, no Acquired Company, in its capacity as lessee, is in material violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of its leased properties, nor has it received any notice of violation with which it has not complied.

(b) Owned Real Property. None of the Acquired Companies owns any real property.

Section 3.10 Material Contracts.

(a) Section 3.10(a) of the Company Disclosure Schedule lists the following Contracts to which the Acquired Companies are a party (collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of the Acquired Companies or any Contract under which the Acquired Companies guaranteed the Indebtedness of any other person, in each case in excess of $25,000, or any Contract relating to the issuance of letters of credit;

(ii) any Contract providing for the sale, assignment, lease, license or other disposition of any asset of the Acquired Companies with a value in excess of $50,000, except for sales of obsolete assets;

(iii) any Contract granting an Encumbrance upon any material asset of the Acquired Companies;

(iv) any partnership, limited liability company or joint venture agreement in which the Acquired Companies participates as a partner, member or joint venturer;

(v) any Real Property Leases;

(vi) any material sales agency, sales representation, distributorship, broker or franchise Contract that is (A) not terminable without penalty on 90 days’ notice or less; and (B) requires payment by the Acquired Companies in excess of $25,000 per annum;

(vii) any material Contract granting rights in Intellectual Property to the Acquired Companies, other than non-exclusive licenses of generally commercially available “off the shelf” software, requiring annual fees of less than $25,000;

(viii) any material Contract with an Affiliate;

(ix) any employment or consulting agreements, or similar contracts providing for compensation, bonus, profit-sharing or similar arrangements;

(x) any Contract for the disposition of a material portion of an Acquired Company’s assets or of any material asset;

(xi) powers of attorney or other similar agreements or grants of agency authority; or

(xii) any Contract that requires payment by an Acquired Company of amounts in excess of $25,000 per annum or in which $50,000 in the aggregate remains to be paid by the Acquired Company under such Contract, or provides for an Acquired Company to receive any payments in excess of, or any property with a fair market value in excess of, $25,000 per annum or in which $50,000 in the aggregate remains payable to the Acquired Company under such Contract.

(b) None of the Acquired Companies is in violation in any material respect of any of the terms or conditions of any Material Contract and, to the Knowledge of the Acquired Companies, all of the material covenants to be performed by any other party thereto have been performed in all material respects. Under each Material Contract, (A) with respect to the Acquired Companies, there is no existing default or breach or event of default (or event that with the notice or lapse of time, or both, would constitute a breach or default), or (B) with respect to the other party, to the Knowledge of the Acquired Companies, there is no existing default or breach or event of default (or event that with the notice or lapse of time, or both, would constitute a breach or default). Each Material Contract:

(i) is in full force and effect; and

(ii) is valid, binding and enforceable against the applicable Acquired Company party thereto, and to the Knowledge of the Company is binding against the other parties thereto, except in each case as enforceability of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

Section 3.11 Insurance. Section 3.11 of the Company Disclosure Schedule contains a true and complete list of each material insurance policy owned by, or maintained for the benefit of, the Acquired Companies. None of the Acquired Companies is in material default under any such insurance policy. All premiums due have been paid on such insurance policies, and none of the Acquired Companies has received any written notice of cancellation of any such insurance policy or written notice with respect to any refusal of coverage thereunder. There are no outstanding unpaid claims under any such policy or binder. The Company has not received written notice of cancellation, non-renewal of any such policy or binder or a proposal for renewal except as identified on Section 3.11 of the Company Disclosure Schedule.

Section 3.12 Permits. Section 3.12 of the Company Disclosure Schedule contains a complete and accurate list of all material Governmental Authorizations required for the operation of the business of the Acquired Companies as currently conducted. Each material Governmental Authorization set forth in Section 3.12 of the Company Disclosure Schedule is in full force and effect without any default or violation thereunder in any material respect by the Acquired Companies or, to the Knowledge of the Acquired Companies, by any other party thereto. No Proceeding is pending or, to the Knowledge of the Acquired Companies, threatened in writing by any Governmental Body to revoke or deny the renewal of any material Governmental Authorization of the Acquired Companies, and none of the Acquired Companies has been notified in writing that any material Governmental Authorization may not in the ordinary course be renewed upon its expiration or that by virtue of the transactions contemplated by this Agreement or any other Transaction Document, any such Governmental Authorization may not be granted or renewed. All applications required to have been filed for the renewal of any material permit have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with regard to any material permit have been duly made on a timely basis with the appropriate Governmental Body and all fees related thereto have been paid.

Section 3.13 Title to Assets. Each of the Acquired Companies has good and marketable title to, or a valid leasehold interest in, the personal property currently used in the conduct of the business of the Acquired Companies, reflected on the Interim Balance Sheet or acquired since the date thereof, free and clear of all Encumbrances (except Permitted Encumbrances), except immaterial assets disposed of in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet. The personal property owned or currently used by the Acquired Companies is free from material defects so as to permit the operation of its business in all material respects as presently conducted, and is suitable in all material respects for the purposes for which it is presently used. Each of the Acquired Companies owns or has valid rights to use all of the property reasonably necessary for the conduct of the business of the Acquired Companies in the manner and to the extent presently conducted by such Acquired Company. Nothing in this Section 3.13 shall apply to Intellectual Property matters, which matters are addressed in Section 3.14 below.

Section 3.14 Intellectual Property. The representations and warranties contained in this Section 3.14 are the sole and exclusive representations and warranties by the Company with respect to the Acquired Companies relating to any intellectual property matter.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a list of all internet domain names, issued patents, patent applications, registered trademarks and service marks, applications for trademark and service mark registration, registered copyrights, and applications for copyright registration that are owned by the Acquired Companies.

(b) To the Knowledge of the Company, the Intellectual Property owned by the Acquired Companies is not being materially infringed by any third party. None of the Acquired

Companies has granted to any Person any exclusive license to use any Intellectual Property owned by the Acquired Companies.

(c) To the Knowledge of the Company, the Acquired Companies own free and clear of Encumbrances (except Permitted Encumbrances) or have valid rights to use all Intellectual Property used by them for the operation of their respective businesses as currently conducted. None of the Acquired Companies is in default (or with the giving of notice or lapse of time or both, would be in default) under any material license it has to use Intellectual Property.

(d) To the Knowledge of the Company, the operation of the businesses of the Acquired Companies as currently conducted does not infringe, violate or misappropriate any third-party rights in Intellectual Property in any material respect.

(e) Except as set forth on Section 3.14(e) of the Company Disclosure Schedule, the Company has no Knowledge of any claim, and no Acquired Company has received any notice or other communication (in writing or otherwise) of any claim, from any person asserting that the Acquired Companies infringe or may infringe, constitute the misappropriation of, or violate, any Intellectual Property rights of another Person. The Company has no Knowledge of any existing or threatened infringement, misappropriation, or competing claim by any third party on the right to use or own any of the Company’s Intellectual Property.

(f) To the Knowledge of the Company, none of the activities of the employees, consultants, or independent contractors of any Acquired Company on behalf of the Company Business violates any agreements or arrangements which such persons have with former employers or any other third person, including any non-competition, non-solicitation and/or confidentiality agreements. No current or former employee, officer, manager, member, consultant or independent contractor of any Acquired Company has any right, claim or interest in or with respect to any of the Company’s Intellectual Property.

Section 3.15 Labor Matters. The representations and warranties contained in this Section 3.15 are the sole and exclusive representations and warranties by the Company with respect to the Acquired Companies relating to any labor matter. There are no collective bargaining or other labor union agreements currently in existence or being negotiated by the Acquired Companies to which the Acquired Companies are or may become a party or by which it is or may become bound. No labor organization has been certified or recognized as the representative of any employees of the Acquired Companies. None of the Acquired Companies has encountered any labor union organizing activity, or had any employee strikes, material work stoppages, material slowdowns or lockouts. There are no unfair labor practice charges or complaints pending or, to the Company’s Knowledge, threatened in writing against the Acquired Companies with respect to employees of the Acquired Companies None of the Acquired Companies has effectuated (i) a “plant closing” as defined in the WARN Act (or any similar state, local, provincial or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Acquired Companies or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local, provincial or foreign law) affecting any site of employment or facility of the Acquired Companies.

Section 3.16 Employee Benefits. The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties of the Company with respect to the Acquired Companies relating to any employee benefit matter.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a list of all employee benefit plans within the meaning of Section 3(3) of ERISA and all material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, program or arrangement maintained by, or contributed to by, the Acquired Companies providing benefits or compensation to any current or former employee, officer or director of the Acquired Companies, or with respect to which the Acquired Companies has any liability (the plans so listed, collectively, “Employee Benefit Plans”), indicating for each Employee Benefit Plan the membership interests reserved for future issuance under such plan. There have been no membership interests issued under any Employee Benefit Plan. No Employee Benefit Plan is maintained by any of the Acquired Companies. Each Employee Benefit Plan has been administered in material compliance with its terms and applicable Laws. The Company has made available to Buyer true, complete and correct copies of (i) the document, if any, constituting such Employee Benefit Plan, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the “IRS”) with respect to each Employee Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Employee Benefit Plan for which such summary plan description is required, (iv) all IRS or Department of Labor determination, opinion, notification and advisory letters (if applicable), and (v) all discrimination tests for the most recent plan year.

(b) No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and no Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.

(c) With respect to any Employee Benefit Plan that is an employee welfare benefit plan within the meaning of ERISA, (i) no such Employee Benefit Plan is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) and (ii) each such Employee Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies in all material respects with the applicable requirements of Section 4980B(f) of the Code. None of the Acquired Companies has any obligation to provide post-employment welfare benefits except as required under Section 4980 B of the Code or similar state Laws.

(d) The execution and delivery by the Company of this Agreement does not, the execution and delivery of any other Transaction Documents to which the Company is a party will not, and the consummation of the Transaction and compliance with the terms hereof and thereof will not either alone or in conjunction with any other event (other than any event that independently triggers the results in the following clauses (i) - (ii) of this Section 3.16(d)), (i) entitle any current employee, officer or director of the Acquired Companies to severance pay or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Benefit Plan or any severance or termination agreements or arrangements between the Acquired Companies and any current executive officer or director of the Acquired Companies (collectively, the “Company Benefit Agreement”).

(e) All material contributions, premiums or payments under or with respect to each Employee Benefit Plan which are due on or before the Closing Date have been paid.

(f) No audit or investigation of an Employee Benefit Plan by a Governmental Body has occurred in the past three years and there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened in writing with respect to any Employee Benefit Plan.

(g) Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code either: (1) has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and no amendment to such Benefit Plan has been adopted since the date of such letter covering such Benefit Plan that would adversely affect such favorable determination; or (2) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.

(h) None of the Acquired Companies has incurred, and none has any reasonable expectation that it will incur, any liability to the Pension Benefit Guaranty Corporation (other than premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any employee pension benefit plan that the Acquired Companies, that together with the Acquired Companies, is or was treated as a single employer under Section 414 of the Code, maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute

Section 3.17 Environmental Matters. The representations and warranties contained in this Section 3.17 are the sole and exclusive representations and warranties by the Company with respect to the Acquired Companies relating to any environmental, health or safety matters, including any arising under any Environmental Law. The Acquired Companies are in material compliance with all Environmental Laws applicable to it in the conduct of the business, except for any non-compliance that individually, or in the aggregate, that has not had or would not reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies has, (i) (A) held, released or disposed of any Hazardous Substances (as defined below) on, under, from or at any of the Acquired Companies’ current or former properties, other than in a manner that individually, or in the aggregate, has not had or would not reasonably be expected to result in a Company Material Adverse Effect, or (B) any Hazardous Substances on, under or at any of the Acquired Companies’ current or former properties in violation of any Environmental Law, other than in a manner that individually, or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect, (ii) received any written notice (A) requiring the response to or remediation of Hazardous Substances at or arising from any of the Acquired Companies’ current or former properties, or (B) demanding payment for, response to or remediation of Hazardous Substances at or arising from any of the Acquired

Companies’ current or former properties, or (iii) any pending action, claim, or investigation by any Person against or related to the Acquired Companies alleging liability under or noncompliance with any Environmental Law, other than pending actions, claims, or investigations that individually, or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Hazardous Substance” shall mean any toxic or hazardous materials or substances, including asbestos, contaminants, pollutants, toxic pollutants, chemicals, flammable explosives, radioactive materials, petroleum and petroleum products to the extent such materials and substances are defined as, or included in the definition of, “hazardous substances”, “hazardous wastes”, “hazardous materials” or “toxic substances” or words of similar meaning and regulatory effect under any applicable Environmental Law.

Section 3.18 Tax Matters. The representations and warranties contained in this Section 3.18 are the sole and exclusive representations and warranties by the Company with respect to the Acquired Companies relating to any Tax matter.

(a) Each of the Acquired Companies has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it on or before the date hereof. All such Tax Returns were true, correct and complete in all material respects, and all Taxes owed by each of the Acquired Companies (whether or not shown, or required to be shown, on any Tax Return) have been paid. Each of the Acquired Companies has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party. No claim has ever been made by a Tax authority in a jurisdiction where an Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to Tax in that jurisdiction.

(b) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on the assets of the Acquired Companies.

(c) None of the Tax Returns filed by the Acquired Companies or Taxes payable by the Acquired Companies have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Body, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of any Acquired Company, threatened.

(d) Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, none of the Acquired Companies is now, nor has ever been, a member of an affiliated group or required to file a consolidated, combined or unitary Tax Return. None of the Acquired Companies is a party to or bound by, nor does it have any obligation under, any Tax allocation, Tax sharing, Tax indemnity agreement or similar contract or arrangement. None of the Acquired Companies has any liability for the Taxes of any person other than such Acquired Company under Treasury Regulation 1.1502-6 (or any similar provision of federal, state, local or foreign law), or as a transferee or successor, by contract, or otherwise.

(e) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to any Acquired Company for any taxable period, no power of attorney granted by or with respect to any Acquired Company relating to Taxes is currently in force, and no extension of time for filing any Tax Return required to be filed by or on behalf of any Acquired Company is in force.

(f) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, each of the Acquired Companies has made such accruals for such Taxes in the Financial Statements as are required by GAAP. No transaction or event has occurred or arrangement been entered into as a result of which any Acquired Company is or may be held liable for any Taxes, including Taxes primarily chargeable against some other company or person (whether by reason of any such other company being or having been a member of the same group of companies or otherwise), for which provision has not been made in the Financial Statements.

(g) Parent is not a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).

(h) No Acquired Company has participated or engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax law).

(i) Prior to the acquisition of the Company by Parent, Company was treated as a partnership for federal and state income tax purposes, and such partnership was terminated in connection with the acquisition of the Company by Parent. Following its acquisition by Parent, the Company has at all times been treated as a disregarded entity for federal and state income tax purposes.

(j) Each of the Company’s Subsidiaries is, and has been since the date of its formation, treated as a disregarded entity for federal and state income tax purposes.

Section 3.19 Affiliate Transactions.

(a) Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, no officer, director, securityholder or Affiliate of the Acquired Companies, or any of their respective immediate family members, is (i) a party to any agreement, contract, commitment or transaction with the Acquired Companies (except compensation paid to officers, directors and employees of the Acquired Companies in the ordinary course of business), (ii) a partner, member or stockholder of a borrower or obligor under any Loan or has any other material economic interest in any Loan, (iii) indebted to any Acquired Company, or (iv) has any other interest in any property or asset of the Acquired Companies.

(b) Section 3.19(b) of the Company Disclosure Schedule sets forth a true and complete list of all inter-company account balances as of the date hereof. Since the date of the Interim Balance Sheet, there has not been any incurrence or accrual of any liability or obligation (as a result of allocations or otherwise) by the Company to the Parent or any of its Affiliates or other transaction between the Company and the Parent or any of their Affiliates, except in the ordinary course of business and consistent with past practice.

Section 3.20 Bank Accounts. Section 3.20 of the Company Disclosure Schedule sets forth an accurate list of each bank, trust company, savings institution or other financial institution with which the Acquired Companies has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto.

Section 3.21 Brokers. Except as provided on Section 3.21 of the Company Disclosure Schedule, there is no investment banker, broker, finder or other intermediary entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements or agreements made by or on behalf of the Acquired Companies.

Section 3.22 Loans.

(a) The information contained on Annex A is true, correct and complete in all material respects, and sets forth the complete list of all Loans, including, for each Loan, (i) the identity of the borrower(s), guarantor(s) and other obligor(s) of the Loan, (ii) the original principal amount of the Loan, (iii) the number and amount of installment or other payments remaining to be paid under the Loan as of the date hereof, and (iv) the outstanding balance of the Loan as of the date hereof.

(b) No Loan or payment due pursuant to any Loan is more than thirty (30) days past due or, to the Knowledge of the Acquired Companies, otherwise in default pursuant to the respective terms of the Loan or the underlying loan documents related thereto.

(c) There has been no prepayment of any principal or other amount under any Loan except as reflected in the outstanding balances set forth in Annex A.

(d) Except as set forth in Section 3.22(d) of the Company Disclosure Schedule, the applicable Acquired Company has good and marketable title to, and is the sole owner of, each Loan, and except as specified in Annex A, neither the Parent nor any Acquired Company has sold, assigned, transferred, encumbered, conveyed or pledged any Loan or the right to receive any payments from any Loan to any third party.

(e) Each Loan was made by an Acquired Company in the ordinary course of business, in accordance in all material respects with then existing applicable Laws, and in accordance in all material respects with such Acquired Company’s underwriting and documentation guidelines then in effect.

(f) Each Loan has been serviced and administered in all material respects in accordance with (i) the Acquired Company’s standard loan servicing and operating procedures as in effect from time to time, (ii) all applicable Laws and (iii) the respective loan documents governing each such Loan.

(g) Each Loan, together with the underlying loan documents related thereto, constitutes a legal, valid and binding obligation of the respective borrower(s), guarantor(s) and other obligor(s), enforceable against such borrower(s) and obligor(s) in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and to general equitable principles.

(h) No Loan is subject to any right of rescission, set-off, abatement, diminution, counterclaim or defense that materially affects the ability of the applicable Acquired Company to enforce the provisions of the applicable loan documents, to the Knowledge of such Acquired Company, no such claims have been asserted with respect to such Loan, and no Acquired Company has granted any rebate, set-off, allowance, credit memo, adjustment, or entered into any material waiver, settlement, modification or amendment to any Loan, other than in compliance with such Acquired Company’s standard loan servicing and operating procedures and such waivers, settlements, modifications or amendments are set forth in the loan files made available to Buyer prior to the date hereof.

(i) The loan documents relating to any Loan included in the loan files are true and correct copies of the documents they purport to be and have not been superseded, amended, modified, cancelled or otherwise modified in any material respect except as set forth in the loan files.

(j) The loan file for each Loan includes all material documents, or copies thereof, relating to the Loan, and all such loan files have been provided to the Buyer.

(k) Each Loan is secured by a valid, enforceable and perfected first priority lien on the collateral as to which a security interest was purported to be granted in the applicable security agreement, mortgage, pledge, hypothecation, charge, collateral assignment or other security documents for such Loan, and the Company has no Knowledge of any existing fact, event, circumstance or condition that would prevent the applicable Acquired Company from holding a valid security interest in the collateral underlying the Loans.

(l) The transfer of the Purchased Interests to the Buyer does not give any borrower or obligor or any third party under any Loan the ability to consent to such transfer, except such consent as has been obtained or will be obtained prior to Closing.

(m) Each Loan which is secured is not cross-collateralized with any other loan except for another Loan.

(n) Each Loan that has been pledged by an Acquired Company under the DZ Facility is set forth on Section 3.22(n) of the Company Disclosure Schedule. Each Loan that has been pledged by an Acquired Company under the DZ Facility is an Eligible Loan (as defined in the DZ Facility) under the DZ Facility. All items of collateral securing each Loan constitute Eligible Assets (as defined in the DZ Facility) under the DZ Facility. The Acquired Companies are in compliance in all material respects with the terms of the DZ Facility. Section 3.22(n) of the Company Disclosure Schedule sets forth the total amount that the Acquired Companies have outstanding under the DZ Facility.

(o) The amount outstanding under the NECCO Loan does not exceed the amount of the NECCO Cash.

Section 3.23 Loans and Advances. Except for the Loans, no Acquired Company has any outstanding loans or advances to any Person or is obligated to make any such loans or advances, except, in each case, for advances to employees in respect of reimbursable business expenses incurred by them in connection with their performance of services for such Acquired Company.

Section 3.24 Assumptions, Guaranties, Etc. of Indebtedness of Other Persons.

(a) Except as specified in Annex B and guaranties by endorsement of negotiable instruments for deposit or collection in the ordinary course of business, no Acquired Company has assumed, guaranteed, endorsed or otherwise become directly or contingently liable on any indebtedness of any other Person (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor, or otherwise to assure the creditor against loss.

(b) The amount necessary to discharge and pay in full the Company Subordinated Indebtedness is set forth in Section 3.24(b) of the Company Disclosure schedule, and such amount includes all fees, expenses and any other payment obligations associated with the Company Subordinated Indebtedness and the discharge thereof. The Acquired Companies will not be subject to any obligations or claims with respect to the Company Subordinated Indebtedness once it has been discharged and paid in full at Closing.

Section 3.25 Absence of Undisclosed Liabilities. Except as described in Section 3.25 of the Company Disclosure Schedule, no Acquired Company has any material liabilities of a nature required by GAAP to be reflected on a balance sheet of the Acquired Companies, including without limitation any liabilities arising in connection with former Affiliates, (whether known or unknown and whether absolute or contingent), except for (a) liabilities shown on the Financial Statements or the footnotes thereto and (b) contractual and other liabilities incurred in the ordinary course of business since the date of the Interim Financial Statements which are required by GAAP to be reflected on a balance sheet, none of which individually, or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.26 Employment Matters. No Acquired Company is (i) delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees or consultants or any Taxes or any penalty for failure to comply with any of the foregoing, or (ii) liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

Section 3.27 Books and Records. The minute books of each Acquired Company contain, in all material respects, complete and accurate records of all meetings and other actions of their respective members, managers and/or governing bodies, as applicable. The ownership ledgers of the each Acquired Company are complete and accurate and reflect all issuances, transfers, repurchases and cancellations of membership interests or other equity.

Section 3.28 Investment Company. Neither the Parent nor the Company is an investment company subject to registration and regulation under the Investment Company Act of 1940, as amended.

Section 3.29 Indebtedness; Transaction Expenses. Annex B contains an itemized list of all the estimated Transaction Expenses and all of the Indebtedness. The Indebtedness listed on Annex B is all of the Indebtedness of the Acquired Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT

Subject to the exceptions set forth in a numbered section of the Company Disclosure Schedule referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Article IV to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by the Parent under this Article IV), the Parent represents and warrants to Buyer as follows:

Section 4.1 Organization and Good Standing.

(a) The Parent is duly organized, validly existing and in good standing under the Laws of the state of Delaware, and has all necessary limited liability company power and authority to carry on its business as presently conducted, and to own and lease the assets and properties which it owns and leases. The Parent is duly qualified and is in good standing in each jurisdiction in which its ownership or leasing of assets or properties or the nature of its activities requires such qualification, except in those jurisdictions where the failure to be so qualified individually, or on the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to Buyer correct and complete copies of its certificate of formation and limited liability company agreement, as amended to date. The Parent is not currently in default under or in violation of any provision of its certificate of formation or limited liability company agreement. Parent has at all times operated in material compliance with all provisions of its certificate of formation and limited liability company operating agreement.

Section 4.2 Power and Authorization; Enforceability.

(a) The Parent has all requisite right, power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party (collectively, the “Parent Transaction Documents”), to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby. All necessary limited liability company action has been taken by the Parent to authorize the execution, delivery and performance by it of this Agreement and each other Parent Transaction Document. The Parent has (or by Closing will have) duly executed and delivered this Agreement and each other Parent Transaction Document.

(b) This Agreement and each other Parent Transaction Document, when duly executed and delivered at Closing by the Parent will be, the legal, valid and binding obligation of the Parent, enforceable against it in accordance with its respective terms, except as enforceability of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

Section 4.3 No Conflicts. Neither the execution, delivery and performance of this Agreement, the other Parent Transaction Documents and the other instruments and agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby (with or without the passage of time or the giving of notice, or both), will contravene, conflict with, or result in a violation or breach of, constitute a default under, give a right a right to terminate or cancel or accelerate any obligation under, or result in the imposition of any fee or payment pursuant to, any Law, contract, agreement or instrument to which the Parent is a party or any of its properties or assets are bound, except as would not be materially adverse to the Parent.

Section 4.4 Ownership. The Parent (a) is the sole lawful record and beneficial owner of the Company Units listed on Section 4.4 of the Company Disclosure Schedule and (b) has good and unencumbered title, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, adverse claims or rights whatsoever (other than restrictions under applicable securities laws and Encumbrances that will be released at Closing) to the Purchased Interests. The Parent has not granted any option or right, and is not a party to any other agreement that requires or, upon the passage of time, the payment of money or occurrence of any other event, would require the Parent to transfer any of the Purchased Interests to anyone other than the Buyer. Other than the Purchased Interests, the Parent does not own any membership interests of the Company and has no rights to acquire any such membership interests of the Company. The Parent is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Purchased Interests. Upon delivery or assignment of the Purchased Interests to the Buyer at the Closing, good and valid title to the Purchased Interests will pass to the Buyer, free and clear of any Encumbrance, except for any Encumbrances that arise as a result of Buyer’s ownership of the Purchased Interests. All of the Company Units are included in the Purchased Interests.

Section 4.5 Litigation. There is no Proceeding currently pending or, to the Knowledge of the Parent, threatened against the Parent which involves its businesses, properties or assets that, individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect. There are not any unsatisfied Judgments against the Parent or its businesses, properties or assets that, individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no Proceeding pending, or to the Knowledge of the Parent, threatened against the Parent or the Acquired Companies which questions the validity of this Agreement or any other Transaction Document or the right of the Parent to enter into this Agreement or any other Transaction Document, or which would prevent or delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, which individually, or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and, to the Knowledge of the Parent, there are no facts or circumstances that would provide a basis for any such Proceeding.

Section 4.6 Solvency. After giving effect to the transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, the expenses to be incurred by Parent in connection herewith and therewith and any indebtedness incurred in connection with such transactions, Parent: (i) will not be insolvent; (ii) will not be left with unreasonably small capital with which to engage in its business; and (iii) will not have the aggregate of its property (valued at a fair valuation), exclusive of any property which it may have conveyed, transferred, concealed or removed, or permitted to be concealed or removed, with intent to defraud, hinder or delay its creditors, be insufficient in amount to pay its debts as they mature.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the exceptions set forth in a numbered section of the Buyer Disclosure Schedule (if any) referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Article V to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by Buyer under this Article V), Buyer represents and warrants to the Company and the Parent as follows:

Section 5.1 Organization and Good Standing. Buyer is duly organized, validly existing and in good standing under the Laws of the state of Delaware, and has all necessary corporate power and authority to carry on its business as presently conducted, and to own and lease the assets and properties which it owns and leases. Buyer is duly qualified and is in good standing in each jurisdiction in which its ownership or leasing of assets or properties or the nature of its activities requires such qualification, except in those jurisdictions where the failure to be so qualified individually, or in the aggregate, has not had or would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer has made available to the Parent true and complete copies of its articles or certificate of incorporation and bylaws, as amended to date. Buyer is not currently in default under or in violation of any provision of its articles or certificate of incorporation or bylaws.

Section 5.2 Power and Authorization; Enforceability.

(a) Buyer has all requisite right, power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party (collectively, the “Buyer Transaction Documents”), to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby. All necessary corporate and shareholder or stockholder action has been taken by Buyer to authorize the execution, delivery and performance by it of this Agreement and each other Buyer Transaction

Document. The Buyer has (or by Closing will have) duly executed and delivered this Agreement and each other Buyer Transaction Document.

(b) This Agreement and each other Buyer Transaction Document, when duly executed and delivered at Closing by Buyer will be, the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, except as enforceability of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

Section 5.3 No Conflicts.

(a) Provided that the Consents set forth in Section 5.3(b) of the Buyer Disclosure Schedule are obtained prior to the Closing Date, neither the execution, delivery and performance of this Agreement, the other Buyer Transaction Documents and the other instruments and agreements contemplated hereby nor the consummation of the transactions contemplated hereby and thereby (with or without the passage of time or the giving of notice, or both), will contravene, conflict with, or result in a violation or breach of, constitute a default under, give a right to terminate or cancel or accelerate any obligation under, or result in the imposition of any fee or payment pursuant to, (A) the certificate of incorporation or bylaws of Buyer or (B) any (1) Judgments or (2) Laws, in each case, binding upon or applicable to Buyer or any of its Affiliates or by which it or any of its properties or assets are bound.

(b) Section 5.3(b) of the Buyer Disclosure Schedule contains a complete and accurate list of each material Consent, registration, notification, filing or declaration of or with, any Governmental Body or other Person required to be given or made by Buyer or any of its Affiliates in connection with the execution, delivery and performance of this Agreement and the other Buyer Transaction Documents.

Section 5.4 Compliance with Laws. Buyer is currently in compliance in all respects with all applicable Laws and Governmental Authorizations except where the failure to so comply, individually, or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.5 Litigation. There is no Proceeding currently pending or, to the knowledge of Buyer, threatened against the Buyer in writing which involves its businesses, properties or assets that, individually, or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect. There are not any unsatisfied Judgments against Buyer or its businesses, properties or assets that, individually, or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect. There is no Proceeding pending, or to the knowledge of Buyer, threatened in writing against Buyer seeking to prevent or delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents that, individually, or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect and, to the knowledge of Buyer, there are no facts or circumstances that would provide a basis for any such Proceeding.

Section 5.6 No Brokers. There is no investment banker, broker, finder or other intermediary entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements or agreements made by or on behalf of Buyer or any of its Affiliates or Subsidiaries.

Section 5.7 Investment. Buyer is acquiring the Purchased Interests pursuant to this Agreement for its own account, for investment only, and not with a view to any resale or public distribution thereof. Buyer shall not offer to sell or otherwise dispose of such Purchased Interests in violation of any Laws applicable to any such offer, sale or other disposition. Buyer acknowledges that (a) such Purchased Interests have not been registered under the Securities Act of 1933, as amended, or any state securities laws, (b) there is no public market for such Purchased Interests and there can be no assurance that a public market shall develop, and (c) it must bear the economic risk of its investment in such Purchased Interests for an indefinite period of time. As of the Closing, Buyer will be an “Accredited Investor” within the meaning of the SEC Rule 501 of Regulation D of the Securities Act of 1933, as presently in effect, and is an “accredited investor” within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions. Buyer understands that the Purchased Interests are being offered and sold pursuant to exemptions from the prospectus and registration requirements contained in applicable securities legislation based in part upon the Buyer’s representations contained herein and, as a consequence of acquiring the Purchased Interests pursuant to such exemption, certain protections, rights and remedies provided in applicable securities legislation, including statutory rights of rescission and damages, will not be available.

Section 5.8 Solvency. After giving effect to the transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, the expenses to be incurred by Buyer and each of its Subsidiaries (including the Acquired Companies) in connection herewith and therewith and any indebtedness incurred in connection with such transactions, Buyer and each of its Subsidiaries (including the Acquired Companies)): (i) will not be insolvent; (ii) will not be left with unreasonably small capital with which to engage in its business; and (iii) will not have the aggregate of its property (valued at a fair valuation), exclusive of any property which it may have conveyed, transferred, concealed or removed, or permitted to be concealed or removed, with intent to defraud, hinder or delay its creditors, be insufficient in amount to pay its debts as they mature.

Section 5.9 Sufficient Funds. Buyer has access to all funds necessary to satisfy all of Buyer’s obligations under this Agreement and the other Transaction Documents, and the Buyer understands that under the terms of this Agreement the Buyer’s obligations hereunder are not in any way contingent or otherwise subject to (i) the Buyer’s consummation of any financing arrangements or the Buyer’s obtaining any financing or (ii) the availability of any financing to the Buyer.

Section 5.10 Disclaimer Regarding Projections; No Additional Representations; No Reliance. In connection with Buyer’s investigation of the Acquired Companies, Buyer and its Representatives have received from the Acquired Companies and their Affiliates (individually or through its Representatives) certain projections, estimates and other forecasts and certain business plan information (collectively, “Projections”). Buyer acknowledges that neither the Acquired Companies nor their Affiliates nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections, any written or oral information regarding the Acquired Companies furnished or made available to Buyer and its Representatives or otherwise with respect to the Acquired Companies or its operations, business, financial condition, assets or liabilities, except as expressly set forth in Article III of this Agreement.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1 Directors’ and Officers’ Exculpation; Indemnification.

(a) Buyer agrees that all rights to indemnification for acts or omissions occurring prior to or as of the Closing Date now existing in favor of the current or former directors, officers or other employees of the Acquired Companies and the respective Affiliates of any of such directors, officers or other employees currently indemnified by the Acquired Companies (collectively, the “Covered Persons”) as provided in their respective organizational documents individual or entity indemnity agreements or as provided pursuant to a resolution of the Board of Managers of the Acquired Companies, as applicable, shall survive the transactions contemplated by the Transaction Documents and be obligations of the Acquired Companies and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing Date.

(b) Parent will obtain (and Buyer will pay thirty thousand dollars ($30,000) of the cost of) a six (6) year extended period directors’ and officers’ liability insurance policy providing at least the same coverage and amounts and containing terms and conditions which are not less advantageous in any material respect to the policies maintained by the Acquired Companies as of the Closing Date, covering claims arising from facts or events which occurred at or prior to the Closing Date. Parent will cause such extended policy to be purchased effective as of the Closing and shall cause such policy to extend throughout such six (6) year term.

(c) Buyer and its Affiliates (determined after the Closing Date) covenants for itself and their respective successors, assigns, heirs, legatees and personal representatives that it shall not institute any Proceeding against any of the current or former officers or directors or controlling persons of the Acquired Companies, in their capacity as such, with respect to any Damages or other liabilities, actions or causes of action, judgments, claims and demands of any nature or description (consequential, compensatory, punitive or otherwise) arising from or relating to actions occurring on or prior to the Closing, whether or not such Person would be entitled to indemnification under this Section 6.1. Parent and its Affiliates (determined after the Closing Date) covenants for itself and their respective successors, assigns, heirs, legatees and personal representatives that it shall not institute any Proceeding against any of the current or former officers or directors or controlling persons of the Acquired Companies, in their capacity as such, with respect to any Damages or other liabilities, actions or causes of action, judgments, claims and demands of any nature or description (consequential, compensatory, punitive or otherwise) arising from or relating to actions occurring on or prior to the Closing, whether or not such Person would be entitled to indemnification under this Section 6.1.

(d) After the Closing, in the event that all or substantially all of the business, stock or assets of Buyer or the Acquired Companies is sold, whether by merger, consolidation, sale of assets or securities or otherwise, in one transaction or a series of transactions, then Buyer and the Acquired Companies shall, in each such case, take action to ensure that the successors and assigns of Buyer or the Acquired Companies, as applicable, assume the obligations set forth in this Section 6.1. The provisions of this Section 6.3(d) shall apply to all of the successors and assigns of Buyer and the Acquired Companies.

(e) The obligations of Buyer and the Acquired Companies under this Section 6.1 shall not be terminated or modified in such a manner as to adversely affect any Covered Person to whom this Section 6.1 applies without the written consent of each affected Covered Person.

(f) The provisions of this Section 6.1 are (i) intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 6.1, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.1, and (ii) in addition to, and not in substitution for, any other rights to indemnification, reimbursement or contribution that any such Person may have by contract or otherwise.

Section 6.2 Further Assurances. Subject to the terms and conditions of this Agreement and the other Transaction Documents, each Party hereto shall, from time to time, execute such further instruments and take such other actions as any other Party hereto shall reasonably request in order to fulfill its obligations under any of the Transaction Documents, to effectuate the purposes of the Transaction Documents; provided, however, that any actions not specifically required by other provisions of this Agreement and the Transaction Documents to be taken after the Closing shall be at the expense of the requesting Party.

Section 6.3 Public Announcements. The Parties agree that no public release or announcement concerning the transactions contemplated by this Agreement and the other Transaction Documents shall be issued by any such Party without the prior consent of the other Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Laws (including securities laws and SEC rules and regulations), in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.4 Tax Matters.

(a) Tax Returns. The Parent shall be responsible for preparing any Tax Return with respect to the Acquired Companies for any taxable period ending on or before the Closing Date that is required to be filed after the Closing Date and shall prepare such Tax Returns in accordance with past practices of the Acquired Companies. No later than 30 days prior to the due date for filing such Tax Returns, Parent shall make such Tax Returns available for review and comment by Buyer and Parent shall incorporate all reasonable and appropriate comments from Buyer. Buyer shall prepare any Tax Return with respect to the Acquired Companies for any Straddle Period. No later than 30 days prior to the due date for filing such

Tax Returns, Buyer shall make such Tax Returns available for review and comment by Parent and Buyer shall incorporate all reasonable and appropriate comments from Parent. Parent shall pay to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to any Straddle Period an amount equal to the portion of such Taxes for which Parent is liable pursuant to Section 6.4(d) hereof. Without the prior written consent of the Parent, after the Closing, the Buyer shall not amend any Tax Return relating to a taxable period ending on or before the Closing Date except as required by applicable Law.

(b) Tax Contests. The Buyer shall promptly notify the Parent in writing upon receipt by the Acquired Companies or Buyer of notice of any Tax audits, examinations or assessments that could give rise to indemnification under Section 9.2. The Parent shall control the portion of any such audit, examination or proceeding that relates to any Taxes for which Parent is liable under the terms of this Agreement; provided, however, that Parent shall not have the right to settle, compromise, or otherwise enter into any agreements with respect to such audit, examination or proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall, at its own expense, have the opportunity to participate in any such audit, examination or proceeding. The Buyer shall control any audit, examination or proceeding (or portion thereof) that does not relate to Taxes for which the Parent is or could be responsible.

(c) Books and Records; Cooperation. The Parties shall, and shall cause their respective Representatives to, (i) provide the other Party and its Representatives with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Acquired Companies and (ii) retain and provide the other Party and its Representatives with reasonable access to all records or information that may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done at the expense of the Party making such request and in a manner so as not to interfere unreasonably with the conduct of the business of the Parties.

(d) Straddle Period Allocation. For purposes of this Agreement, in the case of a Straddle Period, Taxes of the Acquired Companies shall be allocated to the portion of the period ending on the Closing Date as follows: (i) all income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books shall be allocated based on the amount that would be payable if the taxable year ended on the Closing Date, and (ii) all property and other Taxes that are imposed on a periodic basis and not described in clause (i) shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on the Closing Date and the denominator of which is the number of days in the entire period; provided, however, that any reassessments or revaluations of property resulting from the transactions contemplated by this Agreement shall not be taken into account in determining any allocation pursuant to (ii).

Section 6.5 Employees.

(a) Buyer and the Acquired Companies shall continue, in the normal course, the employment of all employees of the Acquired Companies from and after the Closing Date except for those employees listed on Section 6.5 of the Buyer Disclosure Schedule. Notwithstanding the foregoing, in the event that Buyer elects to cause the Acquired Companies to terminate any employees listed on Section 6.5 of the Buyer Disclosure Schedule, Parent shall be responsible for any and all severance and/or termination costs associated therewith. Buyer shall provide, or cause the Acquired Companies or another of the Buyer’s Subsidiaries to, provide (or cause to be provided, as applicable) to each employee of the Acquired Companies immediately prior to Closing who continues employment with Buyer, the Acquired Companies or any other Subsidiary of Buyer after the Closing Date (a “Continuing Employee”), with base salary levels, annual bonus opportunities and employee benefit plans, programs and arrangements, which, as to each Continuing Employee, are substantially comparable to the base salary levels, annual bonus opportunities and employee benefit plans, programs and arrangements provided or made available to similarly situated employees of Buyer.

(b) Benefit Plan Credit. Buyer shall, and shall cause the Acquired Companies and any of the Buyer’s other Subsidiaries to, ensure that, as of and following the Closing Date, each Continuing Employee receives full credit (for all purposes, including, without limitation, eligibility to participate, vesting (except with respect to accruals under a defined benefit plan, vacation entitlement and severance benefits) for service with the Acquired Companies (or any predecessor employers to the extent the Acquired Companies provides such past service credit under its employee benefit plans)) under each of the employee benefit plans, programs and policies of Buyer, the Acquired Companies or any other Subsidiaries of Buyer in which such Continuing Employee becomes a participant.

Section 6.6 WARN. For a period of one year following the Closing Date, Buyer agrees to cause the Acquired Companies and any other Subsidiaries of Buyer to provide any required notice under the WARN Act, or any similar Law, and to otherwise comply with any such Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or similar Law) or similar event affecting the employees of the Acquired Companies.

Section 6.7 Books and Records. For a period of six (6) years following the Closing Date, the Buyer shall, and shall cause the Acquired Companies and any other Subsidiaries of the Buyer to, cooperate with and make available to the Parent, during normal business hours, all Information (as defined below) and employees (without substantial disruption of employment) that are necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Information or employees for any reasonable business purpose. For purposes of this Section 6.7, “Information” shall mean (a) all records of Buyer and the Acquired Companies pertaining to the business of the Acquired Companies; (b) all records pertaining to the business, customers, suppliers or personnel of the Acquired Companies; and (c) all books, ledgers, files, reports, plans, drawings and operating records of every kind maintained by the Acquired Companies.

Section 6.8 Corporate Name. From and after the Closing, neither Parent nor any of its Affiliates shall use the term “Core” or any similar term, including as part of the phrase “Core Financial Group”, as a trademark in connection with rendering or promoting financial services to third parties. For the avoidance of doubt, Parent may continue to use “Core” as part of its entity name in a non-prominent, non-promotional manner

Section 6.9 NECCO Loan. From and after the Closing, neither Parent nor any of its Affiliates shall cause the amounts outstanding under the NECCO Loan to exceed the NECCO Cash until such time as all aspects of the assignment of the NECCO Loan to ACAS have been completed.

Section 6.10 DZ Facility Make-Whole Fee. To the extent that the Make-Whole Fee (as such term is defined in the Amended and Restated Lender Fee Agreement among Parent, the Company, Core Business Credit, LLC, Autobahn Funding Company LLC, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank Frankfurt AM Main, dated September 11, 2009 (the “DZ Fee Agreement”)) as calculated in accordance with the DZ Fee Agreement is less than $861,445.40 on May 15, 2011, Buyer shall pay to Parent an amount equal to the difference between $861,445.40 and the Make-Whole Fee as calculated in accordance with the DZ Fee Agreement on May 15, 2011 and actually paid.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of the Parent. The obligation of the Parent to consummate and effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Parent:

(a) Representations and Warranties. Each representation and warranty of Buyer contained in this Agreement (as modified by the Buyer Disclosure Schedule) that is qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and each representation and warranty not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, (except in either case for those representations and warranties which addressed matters only as of a particular date prior to the date hereof (which representations shall have been true and correct as of such particular date)).

(b) Agreements and Covenants. Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing and delivered all agreements required by Section 8.2 hereof.

(c) No Order. There shall not be in force any injunction, judgment, order, decree, ruling, or charge of any Governmental Body, or any such action pending, prohibiting the consummation of the transactions contemplated by this Agreement (and no such injunction, judgment, order, decree, ruling or charge shall be in effect), provided, however, in the event of any such injunction, judgment, order, decree, ruling or charge, each Party shall use its commercially reasonable efforts to remove any such injunction, judgment, order, decree, ruling or charge.

(d) Closing Certificate. Buyer shall have delivered to Parent a certificate to the effect that each of the conditions specified above in Sections 7.1(a), (b) and (c) is satisfied in all respects.

(e) Certificate of Secretary. Buyer shall have delivered to Parent a certificate, dated the Closing Date, signed by the Secretary or any Assistant Secretary of Buyer, attesting to the completion of all necessary corporate action by Buyer to execute and deliver this Agreement and the Buyer Transaction Documents and to consummate the transactions contemplated hereby and thereby, and including copies of the organizational documents of Buyer and all corporate resolutions required in connection with this Agreement or any other Buyer Transaction Document.

(f) Certified Charters; Good Standing Certificates. The Parent shall have received from Buyer (i) a copy of the Certificate of Incorporation of Buyer, certified by the Secretary of State of the State of Delaware and (ii) a certificate dated as of or within three (3) Business Days prior to the Closing Date, as to the good standing Buyer from the Secretary of State of the State of Delaware.

(g) Delivery of the Purchase Price. Buyer shall have delivered the Purchase Price in accordance with Section 2.2 of this Agreement.

(h) Governmental Consents. To the extent required under the Antitrust Laws, all applicable waiting periods (and any extensions thereof) under the HSR Act and any other Antitrust Laws, as agreed by the Parties hereto, shall have expired or otherwise been terminated.

Section 7.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate and effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(a) Representations and Warranties. Each representation and warranty of the Parent and the Company contained in this Agreement (as modified by the Company Disclosure Schedule) that is qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and each representation and warranty not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (except in either case for those representations and warranties which addressed matters only as of a particular date prior to the date hereof (which representations shall have been true and correct as of such particular date)).

(b) Agreements and Covenants. The Parent and the Company shall have performed and complied with all of their covenants hereunder in all material respects through the Closing and delivered all agreements required to be delivered by the Parent, the Company and the Acquired Companies as required by Section 8.1 hereof.

(c) No Order. There shall not be in force any injunction, judgment, order, decree, ruling, or charge of any Governmental Body, or any such action pending, prohibiting the consummation of the transactions contemplated by this Agreement (and no such injunction, judgment, order, decree, ruling or charge shall be in effect), provided, however, in the event of any such injunction, judgment, order, decree, ruling or charge, each Party shall use its commercially reasonable efforts to remove any such injunction, judgment, order, decree, ruling or charge.

(d) Closing Certificate. The Parent shall have delivered to Buyer a certificate to the effect that each of the conditions specified in Sections 7.2(a), (b), (c) and (p) is satisfied in all respects.

(e) Certificate of Vice President. Parent shall have delivered to Buyer a certificate, dated the Closing Date, signed by the Vice President of Parent attesting to the completion of all necessary limited liability company action by Parent to execute and deliver this Agreement, the Parent Transaction Documents and the Company Transaction Documents and to consummate the transactions contemplated hereby and thereby, and including copies of the organizational documents of Parent and all resolutions required of Parent in connection with this Agreement or any other Company Transaction Document.

(f) Certified Charters; Good Standing Certificates. Buyer shall have received from Parent (i) a copy of the Certificate of Formation and limited liability operating agreement of the Acquired Companies certified by the Secretary of State of the State of Delaware, and (ii) a certificate dated as of or within three (3) Business Days prior to the Closing Date, as to the good standing of the Acquired Companies from the Secretary of State of the State of Delaware.

(g) Governmental Consents. To the extent required under the Antitrust Laws, all applicable waiting periods (and any extensions thereof) under the HSR Act and any other Antitrust Laws, as agreed by the Parties hereto, shall have expired or otherwise been terminated.

(h) Third-Party Consents. The Company shall have delivered to the Buyer evidence of the receipt of the Consents set forth in Section 3.3(b) of the Company Disclosure Schedule.

(i) Employment Agreements. Each of the key employees set forth on Schedule 7.2(i) of the Buyer Disclosure Schedule shall have entered into an employment agreement with the Company or the Buyer (as determined by the Buyer, in its sole discretion), with each such agreement to be in a form satisfactory to Buyer.

(j) Inter-Company Accounts. All inter-company accounts of the Company set forth on Schedule 3.19(b) of the Company Disclosure Schedule shall either (A) show a balance of zero, and the Parent or the Company shall have delivered evidence of such zero balance reasonably satisfactory to the Buyer and its counsel and accountants, including payoff letters and release of liens for all Indebtedness to any Affiliate, or (B) be included as Indebtedness or Transaction Expenses in Annex B.

(k) DZ Facility. The Company, Parent, Core Business Funding, LLC, Autobahn Funding Company LLC, DZ Bank AG Deutsche Zentral-Genossenschaftsbank Frankfurt AM Main, Lyon Financial Services, Inc., and US Bank National Association, shall have entered into a consent and amendment to the DZ Facility in form satisfactory to the Buyer.

(l) WFF Facility. The Company, and Core Business Funding, LLC, shall have terminated all obligations of any Acquired Company under the WFF Facility, and the Parent or the Company shall have delivered evidence of such termination reasonably satisfactory to the Buyer and its counsel and accountants.

(m) Loan to Velocity Lease Funding, LLC. The Company shall have terminated and received payment in full for all amounts outstanding under the Loan made by the Company to Velocity Lease Funding, LLC. The Company shall have delivered evidence of termination and payoff of such loan to the Buyer.

(n) Third-Party Contractual Obligations. The following Contracts shall be in full force and effect, the Company shall have obtained all required consent of any third parties, if necessary, under the terms of the following for the transfer of the Purchased Interests from Parent to Buyer, and the Company or Buyer shall have either (A) paid all required fees and expenses associated with obtaining such consent, or (B) all required fees and expenses associated with obtaining such consent shall be included as Indebtedness or Transaction Expenses in Annex B:

(i) The Software License and Maintenance Agreement for the NT-ABL System dated February 1, 2008 between William Stucky & Associates, Inc. and the Company, as amended to date.

(ii) The Office Lease Agreement dated August 31, 2007 between YPI Central Expressway Properties, L.P. and the Company, as amended to date.

(o) NECCO Assignment Agreement. The Assignment Agreement, dated as of November 1, 2010, by and between Core Business Funding, LLC and American Capital, Ltd. shall be in full force and effect.

(p) No Company Material Adverse Effect. There shall not have occurred any event or combination of events, that individually, or in the aggregate, has had or that would reasonably be expected to have, a Company Material Adverse Effect.

(q) Indebtedness and Transaction Expenses. Parent shall have received written approval from the Buyer of the amounts and distribution of the Indebtedness and Transaction Expenses to be paid at Closing, as set forth in Annex B.

(r) Loan Balance. Buyer shall have received a certificate from Parent, in the form of Annex D, dated the Closing Date, signed by the President of Parent attesting to the Parent’s estimate of the outstanding balance of principal and interest of the Loans, together with the status of outstanding or deferred fees with respect thereto as of the Closing Date.

(s) Fee Agreement. Buyer shall have received satisfactory evidence from Parent that the Fee Agreement is terminated as of Closing.

(t) Company Subordinated Indebtedness. The Company shall have paid in full and discharged the Company Subordinated Indebtedness, terminated all security interests securing the Company Subordinated Indebtedness and shall have delivered to the Buyer a payoff letter in form satisfactory to the Buyer and its counsel, together with evidence of such termination.

(u) Balance Sheet. The Company shall have delivered to Buyer a copy of its most recent unaudited balance sheet.

(v) Credit Quality. Since the date of the Interim Balance Sheet there shall not have occurred any material deterioration of the credit quality of the Loans.

ARTICLE VIII

CLOSING DELIVERIES

Section 8.1 Company Transaction Documents. Concurrently with the closing of the Transaction, the Acquired Companies or the Parent, as applicable, shall deliver to Buyer:

(a) Escrow Agreement. An executed Escrow Agreement, substantially in the form attached hereto as Exhibit A.

(b) Resignations. Written resignations of each officer and director of the Acquired Companies as shall have been requested by Buyer in writing two (2) Business Days prior to the Closing Date.

(c) Payoff Letters. Payoff letter(s) and/or UCC termination statements at least two (2) Business Days prior to the Closing relating to the payment of all Indebtedness and termination of all Encumbrances and / or invoice(s) detailing the Transaction Expenses of the Acquired Companies set forth in Annex B.

(d) Instruments of Transfer. Instruments of transfer sufficient to transfer to the Buyer all right, title and interest in the Purchased Interests.

(e) FIRPTA Certificate. A certificate of non-foreign status satisfying the requirements of Treasury Regulations Section 1.1445-2(b) in a form reasonably acceptable to Buyer.

(f) Letter Agreement. An executed letter agreement between Parent and Buyer regarding employment, office space and information technology matters.

Section 8.2 Buyer Transaction Documents. Concurrently with the closing of the Transaction, Buyer shall deliver to the Parent:

(a) Escrow Agreement. An executed Escrow Agreement, substantially in the form attached hereto as Exhibit A.

(b) Letter Agreement. An executed letter agreement between Parent and Buyer regarding employment, office space and information technology matters.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties, Covenants and Agreements. The (i) representations and warranties of the Parties contained herein or in any certificate delivered pursuant to Section 7.1(d) or (e) or 7.2(d) or (e) of this Agreement, and (ii) the indemnification obligations set forth in Sections 9.2(a), (b), (c), (d) and (e) and Section 9.3 below shall survive the Closing Date until the date that is twelve (12) months following the Closing Date (the “Indemnity Expiration Date”), except that the representations and warranties contained in Section 3.18 shall survive until thirty (30) days after the expiration of the applicable statute of limitation. Any claims under this Agreement with respect to a breach of a representation or warranty must be asserted by written notice within the survival period set forth in this Section 9.1, and, if such a notice is given, the survival period for such representation and warranty shall continue, with respect to the matters described in such notice only, until the claim is fully resolved pursuant hereto. Such notice shall specify in reasonable detail the Damages included in the amount so stated, the date each such item of Damages was paid or accrued, or the basis for such anticipated Damages (the “Claimed Amount”), and the nature of the misrepresentation, breach of representation and warranty or covenant, claim or threatened claim or agreement under this Agreement to which such item is related. Unless specifically set forth in the covenant and agreement, covenants and agreements of the Parties shall survive for a period of twelve (12) months after the Closing Date unless the other Party has provided the Party with written notice of non-performance prior to the expiration of such twelve (12) month period; provided, however, that (i) the covenants contained in Section 6.4, and the indemnification obligations set forth in Section 9.2(f) below shall each survive until thirty (30) days after the expiration of the applicable statute of limitation, and (ii) no right to indemnification pursuant to this Article IX in respect of any claim based upon any breach of a covenant or agreement occurring prior to the expiration of such covenant or agreement shall be affected by the expiration of such covenant or agreement.

Section 9.2 Indemnification by the Parent. If the Closing occurs, subject to the terms of this Article IX, the Parent shall indemnify and hold Buyer, its Affiliates and each of their respective officers, directors, shareholders, managers, members, employees, agents, Representatives, successors and permitted assigns (each such Person, a “Buyer Indemnified Party”) harmless against and in respect of any and all direct and actual losses, costs, expenses, claims, damages, obligations, liabilities, judgments, demands or actions, whether or not arising out of third party claims, including, interest, penalties, reasonable attorneys fees (of one law firm) and accountants’ fees and disbursements, court costs and all reasonable amounts paid in investigation, defense or settlement (in accordance with the terms of this Agreement, as applicable) of any of the foregoing (“Damages”), which such Buyer Indemnified Party has incurred as a result of:

(a) any breach of any representation or warranty of Parent or the Company made in Article III of this Agreement;

(b) any breach of any representation or warranty made by the Parent in Article IV of the Agreement;

(c) any breach or nonfulfillment of any covenant or agreement of the Acquired Companies contained in this Agreement;

(d) any and all liabilities resulting from or arising out of, directly, or indirectly, Parent’s ownership of the Acquired Companies or the operation of their respective businesses prior to Closing, including all Indebtedness and Transaction Expenses on Annex B; provided however, that Parent shall have no such obligation with respect to those liabilities specifically (and to the extent) described on Section 9.2(d) of the Company Disclosure Schedule. Furthermore, for the avoidance of doubt, liabilities subject to the first clause of this Section 9.2(d) shall not include those liabilities that first accrue and are to be performed from or after the Closing under Contracts to which the Acquired Companies are a party that are accrued as of the date hereof, provided that such liability did not arise because of a breach or default, or would have been paid, performed or discharged on or prior to Closing but for a breach or default, under such Contract by Parent or an Acquired Company prior to Closing.

(e) any and all claims for payment of fees and/or expenses of a broker or finder in connection with the origin, negotiation or execution of this Agreement or the other Company Transaction Documents or the consummation of the transactions contemplated hereby based upon any agreement, arrangement or understanding between the claimant and the Parent, the Company or any of their respective agents or Representatives

(f)  (i) Taxes of any Acquired Company with respect to any Pre-Closing Tax Period (or portion thereof, determined in a manner consistent with Section 6.4 hereof), (ii) any Tax resulting from or attributable to the consummation of the transactions contemplated by this Agreement (other than Taxes described in Section 10.1), (iii) Taxes of the Parent, or (iv) the unpaid Taxes of any person other than an Acquired Company under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise. Each claim described in this Section 9.2(f) (to the extent that such claim relates to the representations and warranties set forth in Section 3.18 or the covenants set forth in Section 6.4 or in clauses (i) through (iv) of this Section 9.2(f) is referred to herein as a “Tax Claim” and collectively as the “Tax Claims”).

Section 9.3 Indemnification by Buyer. Subject to the terms of this Article IX, Buyer, and, after the Closing, the Acquired Companies, shall jointly and severally indemnify and hold the Parent and each of their respective Affiliates, and each of their respective officers, directors, managers, members, general partners, limited partners, stockholders, employees, agents, Representatives, successors and permitted assigns (each such Person, the “Parent Indemnified Party”) harmless against and in respect of any and all Damages which such Parent Indemnified Party has incurred as a result of:

(a) any breach of any representation or warranty of Buyer made in Article V of this Agreement;

(b) any breach or nonfulfillment of any covenant or agreement of Buyer contained in this Agreement; and

(c) any claim for payment of fees and/or expenses of a broker or finder in connection with the origin, negotiation or execution of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby based upon any agreement, arrangement or understanding between the claimant and Buyer or any of its agents or Representatives.

Section 9.4 Inter-Party Claims. In order for a Buyer Indemnified Party or a Parent Indemnified Party (each, an “Indemnified Party”) to be entitled to any indemnification pursuant to this Article IX, the Indemnified Party shall notify the other Party or Parties from whom such indemnification is sought (the “Indemnifying Party”) in writing promptly after occurrence of the event giving rise to such Indemnified Party’s claim for indemnification, specifying in reasonable detail the basis of such claim, that the Indemnified Party has incurred or reasonably anticipates that it will have to pay or accrue Damages, the amount of such Damages or reasonably anticipated Damages, and the specific representation, warranty, agreement or covenant on which such claim is based; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or the indemnification obligations of the Indemnifying Party are materially increased as a result of such failure. The Indemnified Party and its Affiliates shall thereupon give the Indemnifying Party reasonable access during normal business hours to the books, records and assets of the Indemnified Party and its Affiliates which evidence or support such claim or the act, omission or occurrence giving rise to such claim and the right, upon prior notice during normal business hours, to interview any employee of the Indemnified Party or any of its Affiliates related thereto at a mutually convenient time. If the Indemnifying Party disputes its liability with respect to any such claim, the Indemnifying Party and the Indemnified Party shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction.

Section 9.5 Third Party Claims.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any Person (other than directly by an Indemnified Party for damages incurred other than in connection with a third party claim, which claims are addressed in Section 9.4) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim (which notice shall specify in reasonable detail the events giving rise to such Third Party Claim, that the Indemnified Party has incurred or reasonably anticipates that it will have to pay or incur Damages, the amount of such Damages or reasonably anticipated Damages, and the specific representation, warranty, agreement or covenant on which such claim is based) promptly after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or the indemnification obligations of the Indemnifying Party are materially increased as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) If a Third Party Claim is made, the Indemnifying Party shall be entitled, at its own expense, to participate in the defense thereof. The Indemnifying Party may also assume the defense of any Third Party Claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Parties. If the Indemnifying Party elects to assume the defense of a Third Party Claim, it shall within thirty (30) days of receipt of the notice of the

Third Party Claim (or sooner if the nature of the Third Party Claim so requires) notify the Indemnified Party of its intent to do so. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal fees or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood and agreed that the Indemnifying Party shall control such defense. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) obligates the Indemnifying Party to pay the full amount of Damages in connection with such Third Party Claim, (ii) releases the Indemnified Party and its Affiliates completely in connection with such Third Party Claim, and (iii) does not involve any remedy other than the payment of monetary damages.

(c) Notwithstanding any provision herein to the contrary, the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim which the Indemnifying Party seeks to assume control (i) seeks an injunction or other equitable relief against the Acquired Companies or Buyer or any of its Affiliates, (ii) involves criminal allegations, or (iii) involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

Section 9.6 Certain Limitations on Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement, the amount of Damages that may be recovered by the Buyer Indemnified Parties pursuant to any and all claims made under Section 9.2(a), (b), (c), (d) or (e) of this Agreement shall be limited, individually and in the aggregate, to the Escrow Amount. Notwithstanding anything to the contrary in this Agreement, the amount of Damages that may be recovered by the Parent Indemnified Parties pursuant to any and all claims made under this Agreement shall be limited, individually and in the aggregate, to an amount equal to 5% of the Purchase Price.

(b) No indemnification payment by the Parent with respect to any Damages that may be recovered by the Buyer Indemnified Parties for breaches of representations and warranties pursuant to any and all claims made under Section 9.2(a) or (b) of this Agreement shall be payable unless and until the aggregate claims for such indemnifiable Damages under

Section 9.2 of this Agreement is, in total, greater than $100,000.00 (the “Deductible”), and once such Deductible has been met the Buyer Indemnified Parties shall be entitled to indemnification for all Damages in excess of the Deductible.

(c) Notwithstanding anything to the contrary herein, (i) Sections 9.6(a) and 9.6(b) shall not apply to any claims for Damages pursuant to Sections 9.2(f) of this Agreement, a breach of a representation or warranty contained in Section 3.18 or breach of a covenant in Section 6.4 or claims based upon fraud, and (ii) Section 9.6(b) shall not apply to claims based on breaches of representations and warranties contained in Sections 3.2, 3.13, 3.18, 4.2 and 4.4.

Section 9.7 Certain Other Restrictions on Indemnification.

(a) Notwithstanding anything contained in this Agreement to the contrary, no Buyer Indemnified Party shall have any right to indemnification under this Article IX with respect to any Damages to the extent such Damages (i) arise out of any action or inaction of any Buyer Indemnified Party; (ii) arise solely out of changes after the Closing Date in applicable Law or interpretations or applications thereof; or (iii) are duplicative of Damages that have previously been recovered or may be recoverable hereunder.

(b) Upon payment in full of any claim arising under Section 9.4 (an “Inter-Party Claim”), pursuant to such Section 9.4 or the payment of any Judgment with respect to a Third Party Claim pursuant to Section 9.5, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person with respect to the subject matter of such Inter-Party Claim or Third Party Claim, unless the Indemnified Party has a continuing commercial relationship with the counterparty to the Third Party Claim or Inter-Party Claim (other than any insurance company that has issued an insurance policy that is applicable to such Third Party Claim or Inter-Party Claim). If the Indemnified Party does not have such a continuing relationship, the Indemnified Parties shall assign or otherwise reasonably cooperate with the Indemnifying Parties to assign, at the cost and expense of the Indemnifying Parties, any and all rights to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Damages for which indemnification has been received pursuant to this Agreement.

(c) To the extent an Indemnified Party actually recognizes any Indemnification Tax Benefits as a result of any Damages, the Indemnified Party shall pay the amount of such Indemnification Tax Benefits to the Indemnifying Party within sixty (60) days of such Indemnification Tax Benefits being recognized by the Indemnified Party (to the extent such Indemnification Tax Benefits are recognized prior to the payment of the Damages, the amount of Damages shall be reduced by the amount of Indemnification Tax Benefits actually recognized). For purposes of this Section 9.7(c), “Indemnification Tax Benefit” shall mean an actual reduction in cash payment for Taxes of an Indemnified Party resulting from the Damages and the applicable indemnification payments made in connection with such Damages.

(d) The Parent and its equityholders shall not, under any circumstance, be liable for any Taxes relating to the Acquired Companies for any Taxable period commencing after the Closing Date.

(e) Each of the Parties hereto hereby acknowledges and agrees (i) that it is not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement, the Company Disclosure Schedule and the Buyer Disclosure Schedule, and (ii) that in connection with the transactions set forth herein, Buyer has received certain estimates, projections, forecasts and similar forward-looking statements relating to the future operating and financial performance of the Acquired Companies and no representation or warranty is being made by or on behalf of the Acquired Companies with respect to such matters. The Parties also acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, absent fraud, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Buyer Indemnified Party, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

(f) Buyer and the Parent agree to treat any indemnification payments received pursuant to this Agreement for all Tax purposes as an adjustment to the Purchase Price to the extent permitted by applicable Law.

Section 9.8 Calculation of Damages.

(a) The amount of any Damages for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by such Indemnified Party under insurance policies or other collateral sources with respect to such Damages in excess of the sum of (i) reasonable, out-of-pocket costs and expenses relating to collection under such policies or other collateral sources, and (ii) the deductible associated therewith to the extent actually paid. The Indemnified Parties shall use their commercially reasonable efforts to pursue such insurance policies or collateral sources (which efforts shall not require the initiation of litigation) but such pursuit shall not be a precondition to indemnification or be grounds for the delay of any indemnification payment, and in the event the Indemnified Parties receive any recovery in excess of their unreimbursed Damages, the amount of such recovery shall be applied first, to refund any payments made by the Indemnifying Parties in respect of indemnification claims pursuant to this Article IX which would not have been so paid had such recovery been obtained prior to such payment, and second, any excess to the Indemnified Parties. If a Buyer Indemnified Party fails to pursue recoveries under any “incurrence” based insurance policies or other collateral sources, then the Parent shall have the right of subrogation to pursue such insurance policies or other collateral sources and may take any reasonable actions necessary to pursue such rights of subrogation in its name or the name of the party from whom subrogation is obtained. Buyer shall reasonably cooperate, and cause its Representatives (including the Acquired Companies) to reasonably cooperate, with the Parent to pursue any such subrogation claim.

(b) Notwithstanding any provision of this Agreement to the contrary, “Damages” shall not include any consequential, incidental, indirect, special, damages based on a multiplier, or punitive damages.

(c) Each Indemnified Party shall use commercially reasonable efforts to mitigate Damages incurred and to be incurred by it.

Section 9.9 Indemnification Escrow Procedures.

(a) Within thirty (30) days after the delivery of a claim made by a Buyer Indemnified Party hereunder (each, an “Indemnification Claim”) to the Parent, as required by Section 9.1, the Parent shall furnish a response notice (the “Response Notice”) to the Buyer either agreeing to the payment of the Claimed Amount (or portion thereof) or contesting all, or any portion of, the Claimed Amount. If (x) no Response Notice has been delivered to the Buyer before the expiration of such thirty (30) day period, or (y) the Parent delivers a Response Notice agreeing that the full Claimed Amount is owed to Buyer, the Parent and Buyer shall deliver joint written instructions to the Escrow Agent to distribute such amount to Buyer. If the Response Notice is delivered to the Buyer before the expiration of such thirty (30) day period and contains an objection by the Parent to any portion of the Claimed Amount, then such uncontested portion of the Claimed Amount shall be deemed conclusive and final, and the Buyer and Parent shall deliver joint written instructions to the Escrow Agent to distribute such uncontested amount to Buyer. Any part of the Claimed Amount that is not agreed by the Parent to be owing to Buyer pursuant to the Response Notice shall be referred to as the “Contested Amount”.

(b) If the Parent shall have so timely delivered a Response Notice to the Buyer indicating that there is a Contested Amount, the Parent and the Buyer will attempt in good faith to agree upon the rights of the respective parties with respect to each of the claims in dispute. If the Parent and the Buyer should so agree, a memorandum setting forth such agreement will be prepared and signed by both parties, and the Parent shall provide for payment in accordance with Section 9.11, and Buyer and Parent shall deliver joint written instructions to the Escrow Agent to distribute to the Buyer the corresponding amount of cash from the Escrow Account, if applicable.

(c) If the Parent and Buyer are unable to resolve any part of the dispute relating to any Contested Amount during the 30-day period commencing upon delivery of the Response Notice, then with respect to the remaining Contested Amount, either the Parent or the Buyer may pursue other remedies.

Section 9.10 Exclusive Remedy. The Parties acknowledge, on behalf of themselves and on behalf of the other Indemnified Parties that, from and after the Closing, their sole and exclusive remedy with respect to the subject matter of this Agreement and the closing certificates delivered pursuant to Section 7.1(d) or (e) or 7.2(d) or (e) of this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, each of the Parties hereby waives, on behalf of itself and each of the other Indemnified Parties, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any other Parties to this Agreement arising under or based upon any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article IX).

Section 9.11 Satisfaction of Indemnification Claims.

(a) Any claim by the Buyer Indemnified Parties for Damages shall (i) be payable first, before the Escrow Distribution Date, by a deduction from the Escrow Account by joint written instruction of the Buyer and Parent, and (ii) be payable as to any remaining amounts after the Escrow Distribution Date in cash, by wire transfer, check, or other method acceptable to the Buyer Indemnified Parties, in accordance with and subject to the limitations set forth in this Article IX.

(b) Promptly (but in no event less than ten (10) days) following the Indemnity Expiration Date (the “Escrow Distribution Date”), the Buyer and the Parent shall deliver joint instructions to the Escrow Agent to distribute cash from the Escrow Account to the Parent in an amount equal to the difference of (i) the amount of cash then remaining in the Escrow Account minus (ii) the Reserve Amount as of the Indemnity Expiration Date. The “Reserve Amount” shall mean the aggregate amount of the outstanding Contested Amount for all claims for indemnification made pursuant to the terms of this Article IX prior to the Indemnity Expiration Date. Thereafter, within ten (10) days of receipt of written notice of the final resolution of any Contested Amount pursuant to Section 9.9, the Escrow Agent shall disburse amounts in the Escrow Account allocable to the resolved Contested Amount.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Fees and Expenses. All fees and expenses incurred by Buyer or its Affiliates in connection with the Transaction (including all legal fees, costs and expenses) shall be paid by Buyer or such Affiliate, whether or not the Transaction is consummated. The Transaction Expenses shall be paid in the manner specified in Section 2.2 and any other fees and expenses incurred by the Parent, the Acquired Companies and its Affiliates shall be paid by the Parent, except as otherwise specifically provided herein. Notwithstanding the foregoing, (i) all filing fees and similar expenses incurred in connection with any filings required to be made with any Governmental Body and the Governmental Authorizations to be received, in each case in connection with the Transaction shall be paid by Buyer (with no adjustment to the Purchase Price), (ii) the fees and expenses incurred in connection with the obligations to obtain director and officer insurance set forth in Section 6.1 shall be paid in accordance with Section 6.1, (iii) any and all transfer, sales, use, documentary and similar Taxes and recording and filing fees incurred in connection with the transactions contemplated by the Transaction Documents shall be paid equally by the Buyer and Parent (with no adjustment to the Purchase Price), (iv) all fees and expenses required to be paid to obtain the consents, amendments or other required deliveries in Section 7.2(h), (j), (l), (m), (n), (o) and (t) shall be paid by Parent or included as Indebtedness or Transaction Expenses and set forth on Annex B and (v) all fees and expenses required to be paid to obtain the consents, amendments or other required deliveries in Section 7.2(k) shall be paid by Buyer.

Section 10.2 Notices. All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by telegram, telex, telecopy or email, receipt acknowledged, addressed as set forth below or to such other Person or Persons and/or at such other address or addresses as shall be furnished in writing by any Party hereto to the other Parties hereto. Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor in all other cases.

To Buyer (or the Acquired Companies after the Closing):

NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116

Attention: Robert K. Brown

Telephone No: (617) 848-2500

Facsimile No: (617) 848-4300

With a copy to (which shall not constitute notice):

George Ticknor, Esq.

Bruce W. Raphael, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone No: (617) 239-0100

Facsimile No: (617) 227-4420

To the Parent, or, prior to the Closing, the Company

Core Financial Holdings, LLC

8080 North Central Expressway

Suite 800

Dallas, TX 75206

Attention: Michael Haddad

Facsimile No.:

American Capital, Ltd.

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Attention: Compliance Officer

Facsimile No.:

With copies to (which shall not constitute notice):

American Capital, Ltd.

2 Bethesda Metro Center

7th Floor

Bethesda, MD 20814

Attention: Sean Eagle

Facsimile No.:

American Capital, Ltd.

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Attention: Michael Messersmith, Esq.

Facsimile No.:

Section 10.3 Assignment and Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of Law or otherwise, by any Party hereto to any other Person without the prior written consent of Buyer and the Parent, and any such attempted assignment shall be null and void; provided, however, that (i) Buyer may assign its rights and obligations under this Agreement in whole or in part to any of its Affiliates without the prior written consent of the Parent (provided that Buyer shall remain primarily liable hereunder following any such assignment and shall be deemed to have unconditionally guaranteed the performance of its obligations hereunder by any such assignee), and (ii) Buyer may assign its collateral arrangements to its lenders. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the Parties hereto, and each of their respective permitted successors, heirs and assigns.

Section 10.4 Amendment, Modification and Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Buyer and the Parent. Any such amendment, modification, extension or waiver shall be in writing. The waiver by a Party hereto of any breach of any provision of this Agreement shall not constitute or operate as a waiver of any other breach of such provision or of any other provision hereof, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

Section 10.5 Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the Laws of the State of Delaware, irrespective of the principal place of business, residence or domicile of the Parties hereto, and without giving effect to otherwise applicable principles of conflicts of Law that would give effect to the Laws of another jurisdiction.

Section 10.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

Section 10.7 Consent to Jurisdiction. Each Party hereto irrevocably submits to the exclusive jurisdiction of federal and state courts in the State of Delaware for purposes of any Proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties hereto hereby waives, and agrees not to assert in any such dispute, in each case to the fullest extent permitted by applicable Law, any claim that (a) such Party is not personally subject to the jurisdiction of such courts, (b) such Party and such Party’s property is immune from any legal process issued by such courts or (c) any Proceeding commenced in such courts is brought in an inconvenient forum.

Section 10.8 Section Headings. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.9 Severability. If any term or other provision of this Agreement (or portion thereof) or the application of any such term or other provision (or portion thereof) to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced pursuant to any applicable Law or public policy, all other terms and provisions of this Agreement (or remaining portion of such term or other provision) will nevertheless remain in full force and effect. Upon such determination by a court of competent jurisdiction that any term or other provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.10 Counterparts; Third-Party Beneficiaries. This Agreement may be executed in two or more counterparts, including by facsimile transmission, each of which shall be deemed an original, and any Person may become a Party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same agreement. This Agreement will be binding upon and inure solely to the benefit of each Party hereto, and, except as set forth in Section 6.1 and Article IX, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.11 Entire Agreement. This Agreement, together with the Disclosure Schedules, other Transaction Documents and the Confidentiality Agreement, constitute the entire agreement among the Parties hereto with respect to the transactions contemplated hereby and supersede all prior and contemporaneous agreements and understandings, both written and oral, with respect to the subject matter hereof.

Section 10.12 Specific Performance. The Parties hereto agree that in the event of a breach of this Agreement, money damages may be inadequate and the aggrieved Party may have no adequate remedy at law. Accordingly, the Parties agree that in the event of such breach, the aggrieved Party or Parties shall have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights and each other Party’s obligations hereunder not only by an action or actions for damages, but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by the aggrieved Party or Parties to enforce this Agreement, each of the other Parties hereto hereby waives the defense that there is an adequate remedy at law.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement, all as of the date first above written.

PARENT:	CORE FINANCIAL HOLDINGS, LLC

	By:	/s/ Michael Haddad
Name: Michael Haddad
Title: Chief Executive Officer

COMPANY:	CORE BUSINESS CREDIT, LLC

	By:	/s/ Michael Haddad
Name: Michael Haddad
Title: Chief Executive Officer and President

BUYER:	NEWSTAR FINANCIAL, INC.

	By:	/s/ Robert K. Brown
Name: Robert K. Brown
Title: Secretary